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04036821

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Amrad Corp. Limited

*CURRENT ADDRESS

PROCESSED

SEP 14 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4867 FISCAL YEAR 6-30-04

• Complete for initial submissions only ** *Please note name and address changes*

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DAT : 9/13/04

82-4867

ASX
AUSTRALIAN STOCK EXCHANGE

ARLS
6-30-04

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/08/2004

TIME: 09:43:12

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

2004 Consolidated Financial Report

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

The directors present their report together with the financial report of AMRAD Corporation Limited ("the Company") and of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2004 and the auditor's report thereon.

Directors

The directors of the Company at any time during or since the end of the financial year are:

Name, qualification and independence status	Age	Experience and special responsibilities
Mr R W Moses BA, MBA Independent Non-Executive Director and Chairman from 16 October 2003	65	Non-executive director since 21 May 2002 and Chairman since 16 October 2003. Interim CEO between 8 July 2003 and 16 October 2003. Chair of Corporate Governance and Nominations Committee and member of Audit Committee from 20 June 2003 to 17 July 2003.
Dr P Smith MA Phd Executive Director	41	Chief Executive Officer from 16 October 2003.
Mr O B O'Duill B.Comm Hons Independent Non-Executive Director and Chairman up to 16 October 2003	57	Chairman from 21 May 2002 to 16 October 2003 and non-executive director since 21 May 2002.
Ms H A Cameron MBA, BSc, FTCL Independent Non-Executive Director	50	Non-executive director since 18 December 1997. Chair of Audit Committee and member of Corporate Governance and Nominations Committee.
Prof S Itescu MBBS Hons, FRACP, FACP, FACR Non-Executive Director	47	Non-executive director appointed on 17 July 2003. Appointed a member of Corporate Governance and Nominations Committee on 17 July 2003.
Mr G R Kaufman BSc, MBA Non-Executive Director	55	Non-executive director appointed on 17 July 2003. Appointed a member of Audit Committee on 17 July 2003.

Dr S N Webb was Managing Director until her resignation on 8 July 2003.

Prof J Mills was Deputy Chairman and Non-Executive Director until his retirement on 15 October 2003.

Directors' meetings

The number of directors' meetings (including meetings of committees of directors) and number of meetings attended by each of the directors of the Company during the financial year are:

	Board Meetings		Audit Committee Meetings		Corporate Governance & Nominations Committee Meetings	
	Attended	Held (i)	Attended	Held (i)	Attended	Held (i)
Mr O B O'Duill	17	17	-	-	-	-
Dr P Smith (appointed 16 October 2003)	11	13	-	-	-	-
Ms H A Cameron	13	17	4	4	1	1
Mr R W Moses (ii)	16	17	-	-	1	1
Mr G R Kaufman	17	17	4	4	-	-
Prof S Itescu	16	17	-	-	1	1
Prof J Mills	6	6	1	1	-	-

(i) Represents the number of meetings held during the time that the director held office.

(ii) Mr R W Moses was appointed a member of the Audit Committee on 20 June 2003 and resigned on 17 July 2003 following the appointment to the Audit Committee of Mr G R Kaufman.

Throughout the financial year Ms H A Cameron was Chair of the Board Audit Compliance and Risk Management Committee (referred to throughout this financial report as the Audit Committee) the role of which is to give the Board of Directors assurance regarding the quality and reliability of financial information prepared for use by the Board in determining policies or for inclusion in the financial report. Mr G R Kaufman was appointed a member of this Committee on 17 July 2003.

Doc# 121686 v2

Throughout the financial year Mr R W Moses was Chair of the Corporate Governance and Nominations Committee, the role of which is to review and provide advice to the Board of Directors on corporate governance matters and to review the mix of skills of the Board of Directors and conduct the process of searching for new directors. Prof S Itescu was appointed a member of this Committee on 17 July 2003.

Principal activities

The principal activity of the consolidated entity during the course of the financial year was the development and commercialisation of pharmaceutical programs and projects. The business encompasses the conduct of pharmaceutical research, development, intellectual property protection and commercialisation with the aim of discovering and developing human pharmaceutical products for sale in world markets.

Review and results of operations

On 8 July 2003, Managing Director Dr Sandra Webb resigned. In accordance with the terms and conditions of her employment contract, a total, non-recurring expense of $918,186 has been brought to account in the financial year ended 30 June 2004 in accordance with Australian Accounting Standard AASB 1028 "Employee Benefits" in respect of termination and performance related payments and forgiveness by the Company of a loan of $60,600. 1,500,000 options issued to Dr Webb were duly cancelled in accordance with the terms and conditions of their issue.

Once-off costs of $877,748 have been brought to account in the financial year in respect of the spin-out and demerger of Amrad's anti-infectives business.

Total expenditure on research and development was reduced from $15.7 million in 2003 to $13.0 million in 2004 following the further rationalisation of the R&D Portfolio during the financial year. The Company has continued its focus to advance the scientific research faster and more effectively on a smaller number of key projects.

On 17 July 2003, Professor Silviu Itescu and Mr Graeme Kaufman were appointed to the Board of Directors and on 16 October 2003, Dr Pete Smith was appointed as Chief Executive Officer and Director. Also on 16 October 2003, Mr Olaf O'Duill stepped down as Chairman and Mr Bob Moses was duly appointed as Chairman. Professor John Mills retired on 15 October 2003.

The exclusive licence agreements with major global pharmaceutical companies Serono and Merck, Sharp and Dohme (Australia) Pty Ltd ("Merck") entered into during the previous financial year delivered milestone revenues for the 2004 year of AUD$8.1m. Whilst the 4 June 2004 announcement by Serono of its decision to terminate the development and commercialisation of Emfilermin based on insufficiently positive clinical trial results was a disappointment the Merck project has made significant progress during the 2004 year.

As alluded to at the Company's Annual General Meeting and announced on 21 June 2004, the spin-out of Amrad's anti-infectives drug portfolio into a new corporate entity is currently in progress. The spin-out contemplates the demerger of Avexa Limited ("Avexa"), which was a newly incorporated company wholly owned by Amrad Corporation Limited at the end of the reporting period. Subject to the requisite approvals, it is planned to list Avexa on the Australian Stock Exchange with a market capitalisation of $24 million. The demerging of Amrad's two different businesses is expected to allow Amrad to strategically focus on its core biologicals products whilst providing Avexa with the resources required to vigorously pursue its anti-infectives programs. Avexa commenced operations as a stand alone entity in its own right effective from 1 July 2004 and it is hoped to conclude the spin-out process by the end of September 2004.

The Company commenced an on-market share buy back and cancellation of its own shares during the reporting period and this resulted in the cancellation of 2.1 million shares bought back at an aggregate cost of $1.7 million.

Drug development

The advanced portion of Amrad's portfolio comprises five compounds at various stages of preclinical and clinical development.

Project: IL-13R alpha 1 Antibody – A NEW APPROACH TO TREATING ASTHMA

The IL-13Rα1 project is currently partnered with Merck and Amrad is working with Merck to develop candidate therapeutic monoclonal antibodies. Merck is responsible for all clinical development and marketing.

In a deal worth potentially US$112 million plus royalties, Amrad received US$5 million on signing the agreement with Merck in June 2003 and two US$3 million milestone payments, one in November 2003 and the second in March 2004, bringing the total received to date to US$11 million.

Amrad's IL-13Rα1 project is in late stage discovery phase. IL-13Rα1 has been validated as a therapeutic target in asthma. Therapeutic monoclonal antibodies have been generated and are currently being optimised.

Project: GM-CSFR antibody – ATTACKING RHEUMATOID ARTHRITIS

Amrad's partner for the GM-CSF receptor antibody project is the UK biotechnology company, Cambridge Antibody Technology ("CAT"). The project is partnered on a 50/50 cost share basis. Under the terms of the collaboration Amrad and CAT intend to co-develop a GM-CSF receptor antibody until the end of Phase II clinical trials.

Excellent progress has been made with the generation and selection of lead antibodies. Analysis in appropriate preclinical models of Rheumatoid Arthritis has been initiated.

Project: VEGF-B antagonists – STARVING CANCER CELLS

Amrad is currently working with its research collaborators to identify and validate a lead antibody candidate. Amrad's commercial strategy is to continue to develop VEGF-B antagonists internally, adding value to the project before seeking a potential partner for the project. Amrad and the Ludwig Institute for Cancer Research have a cross-licensing agreement for their respective VEGF-B patents and share any commercial benefits received by either party.

VEGF-B antibodies are currently being validated as potential therapeutic agents in animal models of cancer.

Project: VEGF-B gene and protein therapies – REPAIRING DAMAGED HEARTS

Until mid 2003 the VEGF-B gene therapy was partnered with GenCell (formerly part of Aventis) and the protein therapy was partnered with Edwards Life Sciences (formerly part of Baxter). Both of these projects completed animal studies with these partners. As Amrad has no formal expertise in the area of gene and protein angiogenic therapies, Amrad will seek to partner these projects with a company that specialises in these areas.

Initial preclinical efficacy studies of the VEGF-B gene and protein in models of peripheral and coronary artery disease have been completed.

Project: Suppressors of cytokine signalling ("SOCS") – AMRAD BUILDING A THERAPEUTIC PLATFORM

In order to exploit the accrued scientific expertise and validation of key SOCS targets, Amrad envisages a collaborative relationship with a partner possessing complementary skills in high throughput screening and downstream lead optimisation, with the aim of identifying small molecular regulators of the SOCS proteins. While Amrad has experience in lead optimisation, the Company hopes to focus primarily on target validation for additional SOCS family members and subsequent development of molecular and cell-based high throughput assays for use in drug discovery.

The aim of Amrad's SOCS research program is to understand the function and biological importance of the SOCS family of proteins in order to identify potential therapeutic applications of SOCS modulators. In particular, gene knockout studies have been performed in mice to validate the SOCS targets.

Drug discovery activities to date have included high throughput screen design and subsequent screening of natural product and defined chemical libraries. A number of active compounds identified using these screens are currently being reviewed for possible progression. Cell-based screening strategies for SOCS protein antagonists have also been developed.

Dividends

The directors do not recommend a dividend be paid or declared by the Company for the year. Since the end of the previous financial year no dividend has been paid.

Significant changes in the state of affairs

In the previous year on 27 June 2003, the divestment of the consolidated entity's investment in land and buildings was settled for proceeds of $47,500,000 of which $41,500,000 was received prior to the end of the 2003 financial year. The first $3,000,000 of the $6,000,000 balance receivable was duly received on 27 June 2004 leaving the final $3,000,000 consideration receivable on 27 June 2005.

During the financial year the Company commenced an on-market share buy back. Under the requirements of such a scheme the Company is only allowed to acquire and cancel up to 10% of its own shares in a 12 month period. From commencement of the buy back on 5 April 2004 to the end of the financial year, 2,142,486 shares were acquired and subsequently cancelled at a cost of $1,685,508, thereby reducing the share capital on issue at the end of the financial year to 128,500,000 shares and $147,743,427. There have been no further shares bought back since the reporting date and up to the date of this report.

Environmental regulation

The consolidated entity's operations are not subject to any significant environmental regulations under either Commonwealth or State legislation. The directors believe that the consolidated entity has adequate systems in place for the management of its environmental requirements and is not aware of any breach of those environmental requirements as they apply to the consolidated entity.

Events subsequent to reporting date

As announced to the ASX on 31 May 2004, Amrad progressed the spin-out of its anti-infectives drug portfolio by establishing the new corporate entity, Avexa Limited during the financial year. The spin-out reflects the separation of Amrad's biologicals and anti-infectives research portfolios into two separate businesses in accordance with the strategy announced at the Company's Annual General Meeting in October 2003. Subsequent to year end, a Master Transfer Agreement was signed on 1 July 2004 transferring the anti-infectives business to Avexa for $12 million and on 13 July 2004, Amrad subscribed $12 million in cash to hold a total investment in Avexa of $24 million. Also on 1 July 2004 Amrad transferred its anti-Infectives employees and their entitlements to Avexa.

On 5 July 2004 ASX approval to the spin-out was received and on Monday 12 July 2004, the final Information Memorandum for the demerger of 80.01% of Amrad's investment to its shareholders was lodged with both the ASX and ASIC. A court hearing was held on 27 July 2004 to approve the Information Memorandum and convene the Scheme Meeting of shareholders required to finalise the spin-out. The Scheme Meeting of shareholders is to be held on Tuesday, 31 August 2004 and if approved by 75% of voting shareholders and at a subsequent Court hearing, then the scheme becomes effective on or around 7 September 2004. It is anticipated that the approved scheme would result in Avexa Limited being an independent, stand alone entity listed on the ASX prior to the end of September 2004. Upon the scheme being effective, the impact on the financial position of the Amrad Group will be a reduction in cash of $12 million and recognition of an investment in the demerged entity of $4.8 million, resulting in a reduction in Amrad Group net assets of $7.2 million.

Other than as referred to above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Likely developments

Information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

Directors' and senior executives' remuneration

The Corporate Governance and Nominations Committee is responsible for making recommendations to the Board on remuneration policies and packages applicable to directors and senior executives of the Company. The broad remuneration policy is to ensure the remuneration package appropriately reflects the person's duties and responsibilities, and that remuneration levels are competitive in attracting, retaining and motivating people who possess the requisite level of skill and experience.

Key employees may receive incentive payments and share options based on the achievement of specific goals related to the performance of the consolidated entity as determined by the directors. The ability to exercise share options is conditional upon the achievement of certain performance hurdles. Non-executive directors do not receive performance related remuneration.

Details of the nature and amount of each major element of the remuneration of each director of the Company and each of the named officers of the Company and the consolidated entity receiving the highest remuneration for the period that the director or officer held that position during the year are shown in the following table.

	Base Remuneration (salary and fees)	Non-cash benefits	Superannuation Contributions	Bonuses / Incentives	Shares and Options issued	Termination and Retirement benefits	Total remuneration
	$	$	$	$	$	$	$
Directors							
Non-executive							
Mr R W Moses (ii)	51,760	-	15,510	-	13,952	-	81,222
Mr O B O'Duill	60,000	-	6,000	-	6,667	-	72,667
Prof J Mills (iii)	15,516	-	1,710	-	3,484	166,036	186,746
Ms H A Cameron	58,000	-	5,670	-	5,000	-	68,670
Prof S Itescu	41,236	-	3,711	-	9,570	-	54,517
Mr G R Kaufman	44,926	-	4,043	-	7,802	-	56,771

	Base Remuneration (salary and fees)	Non-cash benefits	Superannuation Contributions	Bonuses / Incentives	Shares and Options issued	Termination and Retirement benefits	Total remuneration
Executive							
Dr P Smith (iii)	223,019	-	26,468	-	-	-	249,487
Dr S N Webb (iii)	7,210	60,600	5,868	67,725	89,467	749,156	980,026
Mr R W Moses (ii)	89,000	-	-	-	-	-	89,000
Executive Officers (excluding directors)							
The Company (i)							
Current							
Ms R M Fry	143,453	18,096	42,979	37,754	28,477	-	270,759
Mr A M Boyd	138,786	6,337	33,814	10,452	-	-	189,389
Consolidated							
Current							
Dr J A V Coates	173,888	19,170	12,000	77,266	16,883	-	299,207
Ms R M Fry	143,453	18,096	42,979	37,754	28,477	-	270,759
Dr P L C Keep	126,567	18,504	36,754	68,771	15,684	-	266,280
Dr A Nash	140,208	23,031	12,846	66,587	16,483	-	259,155
Dr D E Crump	125,548	26,780	24,223	56,325	15,684	-	248,560
Dr S W Cox	124,079	22,659	11,001	59,669	15,684	-	233,092
Mr A M Boyd	138,786	6,337	33,814	10,452	-	-	189,389
Dr J J Chick	109,613	24,528	10,814	10,000	7,946	-	162,901

(i) The Company only employed these two persons during the financial year in an executive officer capacity.

(ii) Following the resignation on 8 July 2003 of Dr Webb, Mr Moses was appointed as Interim CEO until the appointment of Dr Smith as CEO. Remuneration for the period while Mr Moses was Interim CEO has been reflected under the Executive heading and the remainder of Mr Moses' remuneration for the year has been reflected as Non-executive director remuneration.

(iii) Prof Mills resigned on 15 October 2003, Dr Webb resigned on 8 July 2003 and Dr Smith was appointed on 16 October 2003.

In the above table, the fair value of the options granted to executive directors and officers has been calculated based on the value at the date of grant using a valuation model that takes into account the performance hurdles and vesting period related to those options. The value as disclosed is the portion of the fair value of the options allocated to this reporting period.

The value of shares and options granted to non-executive directors represents amounts set aside by way of salary sacrifice under the Non-Executive Directors Share Plan (the Plan) to acquire ordinary shares in the Company. Under the terms of the Plan, shares are purchased on market using the funds progressively salary sacrificed and are issued to the non-executive director within four to six weeks after the release of the announcement of the Company's half-yearly financial results, 15 May each year, the announcement of the Company's annual results and the Company's Annual General Meeting. The value of shares acquired by non-executive directors represents the purchase price of the shares acquired. Shares acquired under the Plan have full dividend and voting rights but are restricted in their disposal until the earliest of the fifth anniversary of their purchase, the holder ceasing to be a director of the Company or the occurrence of a change in control of the Company as defined.

Options granted to directors and senior executives

There were no options over unissued ordinary shares granted during or since the end of the financial year to directors or senior executives of the Company as part of their remuneration.

Unissued shares under option

525,150 options having an exercise price of $1.15 were granted on 31 March 2004 pursuant to the Key Employee Share Option Plan to employees other than executive officers of the Company or consolidated entity. The expiry date for these options is 31 March 2009. All options expire on the earlier of their expiry date or termination of the employee's employment. 2,011,000 (2003: 630,000) options with various exercise prices and expiry dates were cancelled during the financial year and a further 441,000 options with exercise prices between $1.15 and $1.20 have been cancelled since the reporting date and up to the date of this report.

At the date of this report unissued ordinary shares of the Company under option were:

Number of Options	Exercise Price	Expiry date
50,000	$1.00	31 Oct 2004
169,000	$0.98	19 Nov 2004
970,000	$1.15	4 Dec 2005
220,000	$1.17	6 Aug 2006
250,000	$1.00	14 Nov 2006
500,000	$1.75	30 Nov 2006
500,000	$2.75	30 Nov 2006
650,000	$1.20	13 Dec 2006
50,000	$0.46	23 Jan 2008
414,150	$1.00	31 March 2009
3,773,150		

Options granted to the executive officers are subject to specified performance criteria in accordance with the Company's Key Employee Share Option Plan. Subject to the Plan Rules, options granted expire upon cessation of the employee's employment or the expiry date, whichever is the sooner. During the financial year, 2,011,000 (2003: 630,000) options were either cancelled or expired due to cessation of employment.

These options do not entitle the holder to participate in any share issue of the Company or any other body corporate.

Shares issued on exercise of options

During or since the end of the financial year the Company did not issue any shares as a result of the exercise of options.

Directors' interests

The relevant interest of each director in the share capital of the Company, as notified by the Company to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001, as at the date of this report is as shown following.

Shares acquired under the Plan as disclosed in the following table have full dividend and voting rights but are restricted in their disposal until the earliest of the fifth anniversary of their purchase, the holder ceasing to be a director of the Company or the occurrence of a change in control of the Company as defined.

	The Company	
	Ordinary Shares	Ordinary shares acquired under the Plan
	Number	Number
Mr R W Moses	230,800	20,212
Dr P Smith (i)	113,900	-
Mr O B O'Duill	80,000	26,015
Ms H A Cameron	34,500	19,447
Prof S Itescu	-	9,363
Mr G R Kaufman	52,000	6,959

(i) A resolution to approve the issue of 600,000 and 400,000 options to Dr Smith will be put to shareholders at the Company's 2004 Annual General Meeting. The 600,000 options will have an exercise price of $1.15 and be exercisable 200,000 on or within three years of the each of the first, second and third anniversaries respectively of the commencement of employment of Dr Smith. The 400,000 options vest immediately upon issue, have a five year life and an exercise price 10% above the Volume Weighted Average Price of Amrad Corporation Limited shares in the five days of trading prior to issue.

The Plan is only applicable to non-executive directors. There are no options on issue to non-executive directors.

Indemnification and insurance of officers

Indemnification

The Company has agreed to indemnify the following current directors of the Company, Mr R W Moses, Dr P Smith, Mr O B O'Duill, Ms H A Cameron, Prof S Itescu and Mr G R Kaufman against liability arising as a result of a director acting as a director or other officer of the Company.

The indemnity includes a right to require the Company to maintain directors and officers insurance that extends to former directors. The indemnity provided by the Company is an unlimited and continuing indemnity irrespective of whether a director ceases to hold any position in the Company.

Insurance Premiums

Since the end of the financial year, the Company has paid an insurance premium of $165,113 (2003: $255,300) plus a further $16,650 specifically in respect of the Avexa Information Memorandum for Directors' and Officers' Liability insurance, for current and former directors and officers including executive officers of the Company and directors and officers of the Company's controlled entities.

The Directors' and Officers' Liability insurance policy covers the directors and officers of the Company and its controlled entities against loss arising from any claims made against them during the period of insurance (including company reimbursement) by reason of any wrongful act committed or alleged to have been committed by them in their capacity as directors or officers of the Company or its controlled entities and reported to the insurers during the policy period or if exercised, the extended reporting period.

Rounding off

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Dated at Melbourne this 23 day of August, 2004.

This report is made with a resolution of the directors.

Mr R W Moses
(Chairman)

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Statements of financial performance		Consolidated		Company	
for the year ended 30 June 2004	Note	2004	2003	2004	2003
		$000	$000	$000	$000
Licence fee and royalty revenue		9,764	15,407	1,500	3,370
Other revenues:					
- from sale of investment in land and buildings	5	-	47,000	-	29,745
- from ordinary activities		6,682	10,033	15,958	14,961
Total revenue from ordinary activities	2	16,446	72,440	17,458	48,076
Raw materials and consumables used		(459)	(693)	-	-
Employee expenses:					
- Termination expenses in respect of former Managing Director		(918)	-	(918)	-
- All other employee expenses		(5,707)	(6,421)	(2,061)	(2,353)
Depreciation and amortisation expenses	3(b)	(692)	(1,855)	(186)	(659)
Carrying value of plant and equipment sold		-	(18)	(3)	(16)
Borrowing costs	3(b)	-	(1,274)	(1,636)	(1,308)
Contract research and development costs	3(a)	(4,959)	(6,609)	-	-
Carrying value of land and buildings sold plus associated costs	5	-	(40,794)	-	(15,813)
Amounts transferred to provision for doubtful loans to controlled entities		-	-	(9,261)	(12,445)
Demerger costs		(878)	-	(878)	-
Other expenses from ordinary activities	3(c)	(6,356)	(6,876)	(3,412)	(3,374)
Profit / (loss) from ordinary activities before related income tax expense		(3,523)	7,900	(897)	12,108
Income tax expense relating to ordinary activities	6(a)	-	(512)	(7,494)	(389)
Net profit / (loss)		(3,523)	7,388	(8,391)	11,719
Net profit attributable to outside equity interests		-	-	-	-
Total changes in equity from non-owner related transactions attributable to members of the parent entity	20	(3,523)	7,388	(8,391)	11,719
Basic earnings per share (ordinary shares)	23	(2.4)	5.6		
Diluted earnings per share (ordinary shares)	23	(2.4)	5.6		

The statements of financial performance are to be read in conjunction with the notes to the financial statements set out on pages 10 to 38.

STATEMENTS OF FINANCIAL POSITION as at 30 June 2004

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Statements of financial position		Consolidated		Company	
as at 30 June 2004	Note	**2004**	2003	**2004**	2003
		$000	$000	**$000**	$000
Current assets					
Cash assets	9	**2,303**	34,333	**1,991**	34,131
Receivables	10	**5,579**	6,461	**2,876**	3,202
Other financial assets	11	**57,658**	30,483	**57,658**	30,483
Other	13	**168**	93	**148**	45
Total current assets		**65,708**	71,370	**62,673**	67,861
Non-current assets					
Receivables	10	**286**	5,344	**-**	2,752
Other financial assets	11	**-**	-	**1,650**	1,650
Property, plant and equipment	12	**1,368**	1,861	**592**	687
Deferred tax assets	6(b)	**-**	-	**-**	-
Total non-current assets		**1,654**	7,205	**2,242**	5,089
Total assets		**67,362**	78,575	**64,915**	72,950
Current liabilities					
Payables	15	**1,164**	7,079	**445**	2,752
Provisions	17	**989**	1,350	**669**	665
Other	18	**913**	637	**913**	637
Total current liabilities		**3,066**	9,066	**2,027**	4,054
Non-current liabilities					
Interest-bearing liabilities	16	**-**	-	**34,251**	30,181
Provisions	17	**129**	133	**19**	20
Total non-current liabilities		**129**	133	**34,270**	30,201
Total liabilities		**3,195**	9,199	**36,297**	34,255
Net assets		**64,167**	69,376	**28,618**	38,695
Equity					
Contributed equity	19	**147,743**	149,429	**147,743**	149,429
Accumulated losses	20	**(83,576)**	(80,053)	**(119,125)**	(110,734)
Total equity		**64,167**	69,376	**28,618**	38,695

The statements of financial position are to be read in conjunction with the notes to the financial statements set out on pages 10 to 38.

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Statements of cash flows		Consolidated		Company	
for the year ended 30 June 2004	Note	**2004**	2003	**2004**	2003
		$000	$000	**$000**	$000
Cash flows from operating activities					
Cash receipts in the course of operations		**12,975**	22,338	**3,620**	6,578
Cash payments in the course of operations		**(25,938)**	(18,666)	**(16,378)**	(5,437)
Interest received		**597**	2,370	**476**	2,187
Borrowing costs paid		**-**	(1,274)	**-**	-
Income taxes paid		**-**	(187)	**-**	(187)
Net cash provided by / (used in) operating activities	22	**(12,366)**	4,581	**(12,282)**	3,141
Cash flows from investing activities					
Payments for property, plant and equipment		**(203)**	(475)	**(94)**	(267)
Proceeds from sale of property, plant and equipment		**2**	16	**2**	14
Proceeds from sale of investment in land and buildings		**3,000**	41,453	**3,000**	24,493
Net proceeds from a prior year sale of businesses and a controlled entity, net of cash balances of disposed entities		**2,272**	2,984	**-**	-
Net cash provided by / (used in) investing activities		**5,071**	43,978	**2,908**	24,240
Cash flows from financing activities					
Net cash transferred (to) / from funds under management		**(23,900)**	3,434	**(23,900)**	3,434
Net cash received from /(paid to) controlled entities to fund working capital		**-**	-	**1,969**	3,111
Net cash outlay on share buy back		**(1,685)**	-	**(1,685)**	-
Release / (Securitisation) of term deposit		**850**	(850)	**850**	(850)
Repayment of interest bearing liabilities		**-**	(18,381)	**-**	-
Net cash provided by / (used in) financing activities		**(24,735)**	(15,797)	**(22,766)**	5,695
Net increase / (decrease) in cash held		**(32,030)**	32,762	**(32,140)**	33,076
Cash at the beginning of the financial year		**34,333**	1,571	**34,131**	1,055
Cash at the end of the financial year	9	**2,303**	34,333	**1,991**	34,131

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out on pages 10 to 38.

1 Statement of significant accounting policies

The significant accounting policies which have been adopted in the preparation of this financial report are:

a) Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of assets. These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year except as otherwise stated.

b) Principles of consolidation

The financial statements of controlled entities are included in the consolidated financial statements from the date control commences until the date control ceases. Outside interests in the equity and results of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

c) Revenue recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST) payable to the taxation authority.

R&D revenues

Licence fee, milestone payments and royalty income are recognised as they are earned in accordance with contractual arrangements. Milestone payments are only recognised as revenue upon third party confirmation of completion of the performance requirement.

Sale of goods

Revenue from the sale of goods is recognised (net of returns, discounts and allowances) when the control of goods passes to the customer.

Interest revenue

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

Funds under Management portfolio

Net movements in the market values of funds under management are recognised as revenues or expenses, as appropriate.

Government grants

Revenue from government grants is recognised as the consolidated entity becomes entitled to receive monies.

c) Revenue recognition (continued)

Sale of non-current assets

The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed. The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal, including all incidental costs of disposal.

Other revenues

Rental income from operating leases is recognised on a straight line basis over the term of the lease.

d) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the Australian Taxation Office (ATO) are classified as operating cash flows.

e) Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at reporting date are translated at the rates of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change.

f) Derivatives

The consolidated entity is exposed to changes in interest rates and foreign exchange rates from its activities. The consolidated entity uses forward foreign exchange contracts to hedge foreign exchange risk as appropriate. Derivative financial instruments are not held for speculative purposes.

Hedges

Where hedge transactions are designated as a hedge of the anticipated purchase or sale of goods or services, gains and losses on the hedge arising up to the date of the anticipated transaction are deferred and included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the statement of financial performance.

f) Derivatives (continued)

The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded in the statement of financial position from the date of inception of the hedge transaction. When recognised, the net receivables or payables are revalued using the foreign currency exchange rate current at reporting date.

When the anticipated transaction is no longer expected to occur as designated, the deferred gains and losses relating to the hedged transaction are recognised immediately in the statement of financial performance.

Derivative financial instruments
External professional managers maintain the Company's portfolio of funds under management. The terms of the external professional managers' mandate permit the managers to maintain active trading positions in a variety of derivative financial instruments, including share options, exchange traded futures and interest rate futures. Positions are taken in the equities and interest rate markets based on expectations of future market conditions against physical positions held. The extent of exposure to derivative financial instruments is subject to limits and constraints, including a prohibition on gearing the portfolio, as set out in the investment managers' mandate. Controls have been put into place to monitor compliance with these limits.

g) Taxation

The consolidated entity adopts the income statement liability method of tax effect accounting.

Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt, or if relating to tax losses, when realisation is virtually certain.

Tax consolidation

The Company is the head entity in the tax-consolidated group comprising all the Australian wholly-owned subsidiaries set out in Note 24. The implementation date for the tax-consolidated group is 1 July 2003. The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after elimination of inter-company balances).

The tax-consolidated group has entered into a tax funding arrangement that requires wholly-owned subsidiaries to make contributions to the head entity for:

- deferred tax balances recognised by the head entity on implementation date, including the impact of any relevant reset tax cost bases; and
- current tax assets and liabilities and deferred tax balances arising from external transactions occurring after the date of implementation of tax consolidation.

Under the tax funding agreement, the contributions are calculated on an after tax, stand alone basis so that the contributions are equivalent to the tax balances generated by external transactions entered into by wholly-owned subsidiaries. The contributions are payable as set out in the agreement and reflect the timing of the head entity's obligations to make payments for tax liabilities to the relevant tax authorities. Any assets and liabilities arising under the tax funding agreement will be recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense/revenue.

h) Acquisition of assets

All items of property, plant and equipment and intangibles are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

Research and development costs
Research and development expenditure is expensed as incurred except to the extent that its recoverability is assured beyond any reasonable doubt, in which case it is deferred and amortised over the period in which the related benefits are expected to be realised.

i) Recoverable amount of non-current assets valued on cost basis

The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at reporting date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. The write-down is expensed in the reporting period in which it occurs.

In assessing recoverable amounts of non-current assets, the relevant cash flows have not been discounted to their present values, except where specifically stated.

j) Receivables

The collectibility of receivables is assessed at reporting date and specific provision is made for any doubtful accounts.

Trade receivables to be settled within contractual terms and conditions are carried at amounts due.

Where the payment terms for the disposal of the investment property and land and buildings have been deferred for more than 12 months, the receivable is discounted using the rate applicable to the consolidated entity. The unwinding of the discount is treated as interest revenue.

k) Investments

Controlled entities
Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount.

Other entities
Investments in other unlisted entities are carried at the lower of cost and recoverable amount.

Funds under management
Investments in fixed interest securities, equities and other negotiable instruments have been brought to account at market value.

l) Leased plant and equipment

Leases under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Payments made under operating leases are expensed on a straight line basis over the term of the lease. The consolidated entity has no finance leases.

m) Investment property

Land and buildings which were held principally to derive rental income or provide value through capital appreciation were classified as an investment property. The investment property was sold during the previous financial year as detailed in Note 5 to the financial report.

Depreciation was not charged against buildings considered to be an investment property with the exception of certain building fit-out assets and other plant considered integral to the operations of the building. Depreciation was charged over the life of the tenancy.

n) Depreciation and amortisation

All assets, including intangibles have limited useful lives and are depreciated/amortised using the straight line method or diminishing value method over their estimated useful lives, taking into account residual values.

Assets are depreciated/amortised from the date of acquisition. Depreciation and amortisation rates and methods are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods only.

The depreciation/amortisation rates used for each class of asset are as follows:

	Current year	Prior year
• buildings	N/a	2.5%
• plant and equipment	20% to 40%	20% to 40%
• investment property fit-out	N/a	9%
• deferred expenditure	33%	33%
• patents and registered designs	10%	10%

o) Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received. Trade accounts payable are normally settled within 60 days.

p) Interest- bearing liabilities and borrowing costs

Bank loans were carried on the statement of financial position at their principal amount. Interest expense was accrued at the contracted rate and included in 'Trade creditors and accruals'. The consolidated entity's bank loan was repaid in full as part of the settlement of the property disposal detailed in Note 5 to the financial report. External borrowing costs comprising interest payable are expensed as incurred.

q) Employee entitlements

Annual leave
Liabilities for annual leave expected to be settled within 12 months of the reporting date represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Long service leave
The provision for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided to reporting date.

The provision is calculated using estimated future increases in salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using the rates attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities.

Incentive arrangement
Employee remuneration includes an at-risk component based on performance. Provision is made and a liability recognised for the amount approved within the annual budget for distribution pending the outcome of formal performance reviews.

Superannuation fund
The Company and its controlled entities contribute to a defined contribution superannuation plan. Contributions are recognised as an expense as they are made.

Employee share plan
The Company operates a share plan for all employees, which permits the issue of ordinary shares to employees either at no cost or by way of interest free loan. The shares may not be sold or transferred until the earlier of three years or the date the employee ceases to be employed by the consolidated entity. During the current and prior financial years no issue was made to employees under these terms. There have been no issues under the plan subsequent to reporting date.

The employee share plan also permits the issue of shares to key employees at market value as part of the annual remuneration review. No ordinary shares were issued during the financial year (2003: nil).

q) Employee entitlements (continued)

Key employee share option plan

The Company operates a share option plan for key employees, which permits the issue of options to ordinary shares to employees at no cost. 525,150 (2003: 50,000) options were issued during the financial year at no cost and having an exercise price of $1.15 (2003: $0.46). There have been no issues under the plan subsequent to reporting date and 15,000 of these options were cancelled during the reporting period.

The exercise price of the shares issued upon conversion of options is recorded in contributed equity.

Non-executive directors share plan

The Company conducts a share plan for non-executive directors, which requires a 10% minimum salary sacrifice of directors' fees for the purchase of ordinary shares in the Company. The directors must nominate a percentage equal to or in excess of 10% to be salary sacrificed at the beginning of each six-month period. The accrued amount is then used to purchase shares on-market within four to six weeks after the release of the announcement of the Company's half yearly financial results, 15 May each year, the announcement of the Company's annual results and the Company's Annual General Meeting. The Plan commenced on 1 January 2002 and during the financial year shares were purchased as detailed in Note 26 to the financial report.

The amount salary sacrificed by the directors under the scheme and later used to acquire the on-market shares is expensed in the reporting period.

r) Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

A provision for termination benefits is only recognised when a detailed plan has been approved or termination benefits have either commenced or been announced, or firm contracts entered into. No provision was raised as at 30 June 2003 in respect of the resignation of Dr S N Webb and all termination benefits paid and payable to Dr Webb have been brought to account in the financial year ended 30 June 2004.

s) Earnings per share

Basic earnings per share ("EPS") is calculated by dividing the net profit attributable to members of the parent entity for the reporting period, after exclusion of any costs of servicing equity (other than ordinary shares), by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted for the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus issue.

t) Changes in accounting policies

There have been no changes in accounting policies during the financial year ended 30 June 2004.

u) Reclassification of financial information

There has been no reclassification of prior year financial information during the year ended 30 June 2004.

v) Use and revision of accounting estimates

The preparation of the financial report requires the making of estimations and assumptions that affect the recognised amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised unless the revision affects more than the current period.

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

	Consolidated		Company	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
2 Revenue from ordinary activities				
Licence fee and royalty revenue	**9,764**	15,407	**1,500**	3,370
Other revenues:				
From operating activities				
- Interest and investment income	**4,819**	2,654	**13,105**	10,269
- Rendering of services	**3**	302	**1,274**	1,095
- Sale of goods and services	**595**	713	**-**	-
- Operating lease rental income	**644**	3,884	**958**	1,119
- Government grant income	**419**	2,464	**419**	2,464
- Other revenue	**200**	-	**200**	-
From outside operating activities				
- Gross proceeds from sale of investment in land and buildings	**-**	47,000	**-**	29,745
- Gross proceeds from sale of non-current assets	**2**	16	**2**	14
Total other revenues	**6,682**	57,033	**15,958**	44,706
Total revenue from ordinary activities	**16,446**	72,440	**17,458**	48,076
3 Profit from ordinary activities before related income tax expense				
a) Individually significant items included in profit from ordinary activities before related income tax expense:				
Contract research and development expenditure	**4,959**	6,609	**-**	-
Direct research and development expenditure	**8,025**	9,096	**-**	-
	12,984	15,705	**-**	-
b) Profit from ordinary activities before related income tax expense has been arrived at after charging / (crediting) the following items:				
Depreciation of:				
- Buildings	**-**	229	**-**	229
- Plant and equipment	**692**	1,016	**186**	430
- Investment property	**-**	610	**-**	-
Total depreciation	**692**	1,855	**186**	659
Borrowing costs:				
- Related parties	**-**	-	**1,636**	1,308
- Bank loans	**-**	1,274	**-**	-
Total borrowing costs	**-**	1,274	**1,636**	1,308
Net (gain) / loss on sale of property, plant and equipment	**2**	2	**1**	2
Amounts transferred to / (from) provisions for:				
- Employee entitlements	**819**	964	**355**	386
- Diminution in value of related party receivables	**-**	-	**9,261**	12,445
- Other provisions	**29**	40	**82**	-
Cost of goods sold	**459**	693	**-**	-
Operating lease rental expense	**661**	32	**877**	32
Net foreign exchange (gain) / loss	**(5)**	182	**(5)**	182

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

	Consolidated		Company	
	2004	2003	2004	2003
	$000	$000	$000	$000
3 Profit from ordinary activities before related income tax expense (continued)				
c) Other expenses				
From operating activities				
Occupancy costs	1,444	885	1,352	762
Insurance costs	1,009	807	514	358
Consultancy costs	662	993	510	644
Legal and professional fees	256	629	129	247
Intellectual property management	994	1,023	1	-
Information technology and asset maintenance costs	389	351	258	201
Laboratory consumables	594	498	-	-
Equipment leasing and hire	11	32	227	260
Advertising and promotion	132	220	94	205
Travel costs	341	605	79	143
Sundry expenses	524	833	248	554
Other expenses from operating activities	6,356	6,876	3,412	3,374
From outside operating activities				
Avexa demerger transaction and associated costs	878	-	878	-
Other expenses from outside operating activities	878	-	878	-

4 Auditor's remuneration

	$	$	$	$
Audit services:				
Auditors of the Company	60,000	70,000	39,400	45,500
Total Audit services	60,000	70,000	39,400	45,500
Other services:				
Auditors of the Company				
- taxation services	49,170	58,274	19,860	42,282
- property advisory services (i)	16,756	237,250	16,756	237,250
- other assurance services	77,835	19,775	44,425	19,775
KPMG related practices				
- demerger advisory services	95,000	-	95,000	-
Total Other services	238,761	315,299	176,041	299,307

(i) Prior year amounts included as part of property disposal costs in Note 5 to the financial report.

5 Sale of investment in land and buildings

On 27 June 2003 the consolidated entity settled the sale of its investment in land and buildings for total consideration of $47,500,000 and recorded a consolidated profit on disposal of $6,206,060. Consideration comprised the following:

Revenue comprises:	$000	$000	$000	$000
Cash at settlement	-	41,500	-	24,245
Deferred cash due and receivable on 27 June 2004	-	3,000	-	3,000
Deferred cash due and receivable on 27 June 2005	-	3,000	-	3,000
Discount on deferred consideration receivable	-	(500)	-	(500)
Total revenue	-	47,000	-	29,745

	Consolidated		Company	
	2004	2003	2004	2003
	$000	$000	$000	$000
5 **Sale of investment in land and buildings (continued)**				
Profit on sale comprises:				
Consideration	-	47,000	-	29,745
Costs of sale	-	(2,238)	-	(1,213)
Written down values of land and buildings sold	-	(38,243)	-	(14,287)
Assets written down to recoverable amount	-	(313)	-	(313)
Profit on sale before income taxes	-	6,206	-	13,932
Income tax effect at 30%	-	(1,862)	-	(4,180)
Utilisation of brought forward tax losses not previously brought to account	-	1,862	-	4,180
Profit after related income tax expense	-	6,206	-	13,932

6 **Income tax**

a) **Income tax expense**

Prima facie income tax expense / (benefit) calculated at 30% (2003: 30%) on the profit / (loss) from ordinary activities	(1,057)	2,370	(270)	3,632
Increase in income tax expense due to:				
Sundry non-deductible items	218	24	218	3,757
Sale of investment in land and buildings	-	4,158	-	4,156
Items assessable for tax purposes	-	2	-	2
Demerger expenses	263	-	263	-
Write off of future income tax benefit previously brought to account	-	325	-	202
Future income tax benefit not brought to account	2,109	(3,121)	2,109	314
Tax benefit of transfer of tax losses from wholly-owned subsidiary for nil consideration	-	-	-	(7,494)
Payment for transfer of tax losses from wholly-owned subsidiaries	-	-	7,494	-
Decrease in income tax expense due to:				
Items deductible for tax purposes	-	(448)	-	-
Items non-assessable for tax purposes	(633)	(1,898)	(633)	(4,180)
Research and development allowance	(900)	(900)	(900)	-
Income tax credit related to current and deferred tax transactions of the wholly-owned subsidiaries in the tax-consolidated group.	(2,339)	-	(2,339)	-
Recovery of income tax expense under tax funding agreement	2,339	-	2,339	-
Income tax benefit related to current transactions with wholly-owned subsidiaries	-	-	(787)	-
Income tax expense relating to ordinary activities	-	512	7,494	389
Income tax under / (over) provided in prior year	-	-	-	-
Income tax expense attributable to profit / (loss) from ordinary activities	-	512	7,494	389
Total income tax expense attributable to ordinary activities is made up of:				
- Current income tax provision	-	187	-	187
- Deferred income tax provision	-	325	-	202
- Future income tax benefit	-	-	-	-
- Payment for prior year tax losses transferred, previously recorded at nil consideration	-	-	7,494	-
	-	512	7,494	389

	Consolidated		Company	
	2004	2003	2004	2003
	$000	$000	$000	$000
6 Income tax (continued)				
b) Deferred tax assets				
Future income tax benefit not brought to account				
The potential future income tax benefit arising from tax losses and timing differences has not been recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt:				
- Tax losses carried forward	39,453	34,599	39,453	-
- Timing differences	744	909	744	54,350
	40,197	35,508	40,197	54,350

The potential future income tax benefit will only be obtained if:

a) The head entity derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised in accordance with Division 170 of the Income Tax Assessment Act 1997;

b) The head entity continues to comply with the conditions for deductibility imposed by the law; and

c) No changes in tax legislation adversely affect the head entity in realising the benefit.

7 Dividend franking account

	Consolidated 2004	Consolidated 2003	Company 2004	Company 2003
30% franking credits available to shareholders of Amrad Corporation Limited for subsequent financial years	10,712	10,511	10,712	589

The above available amounts are based on the balance of the dividend franking account at reporting date. The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

Tax Consolidation legislation

On 1 July 2003, Amrad Corporation Limited and its wholly owned subsidiaries adopted the Tax Consolidation legislation which requires a tax-consolidated group to keep a single franking account. The amount of franking credits available to shareholders of the parent entity (being the head entity in the tax-consolidated group) disclosed at 30 June 2004 has been measured under the new legislation as those available from the tax-consolidated group.

The comparative information has not been restated for this change in measurement. Had the comparative information been calculated on the new basis, the "franking credits available" balance as at 30 June 2003 for the Company would have been $10,511,000.

8 Segment Reporting

Inter-segment pricing is determined on an arm's length basis. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business segments

During the reporting period, the consolidated entity comprised the following main business segments, based on the consolidated entity's management reporting system:

Core business – commercialisation of R&D	Research, development and commercialisation activities
Corporate	Administration, management services, investments of funds and operational infrastructure

The Property Interests segment comprising the investment property was effectively terminated with the sale on 27 June 2003 of the consolidated entity's investment property and freehold land and buildings as detailed in Note 5 to the financial report. The Amrad virology division was transferred after the reporting period on 1 July 2004 to Avexa Limited ahead of is demerger from the Amrad Group but for the year ended 30 June 2004, remained within the research, development and commercialisation segment of the business.

Geographic segments

The consolidated entity operates predominantly in Australia. More than 90% of revenue, operating loss and segment assets relate to operations in Australia.

Segment reporting (continued)

INDUSTRY SEGMENTS	Core business - Commercialisation of R&D		Property interests		Corporate		Eliminations		Consolidated	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
	$000	$000	**$000**	$000	**$000**	$000	**$000**	$000	**$000**	$000
Revenue										
External segment revenue	8,264	12,278	-	3,373	8,182	9,789	-	-	16,446	25,440
Proceeds on sale of investment in land and buildings	-	-	-	17,255	-	29,745	-	-	-	47,000
Inter-segment revenue	-	-	-	-	9,761	10,246	(9,761)	(10,246)	-	-
Total segment revenue	8,264	12,278	-	20,628	17,943	49,780	(9,761)	(10,246)	16,446	72,440
Unallocated revenue									-	-
Total revenue									16,446	72,440
Result										
Segment result	(4,900)	(4,071)	-	814	1,377	4,951	-	-	(3,523)	1,694
Profit / (loss) on sale of investment in land and buildings	-	-	-	(7,726)	-	13,932	-	-	-	6,206
Unallocated corporate expenses									-	-
Profit / (loss) before income tax									(3,523)	7,900
Income tax expense									-	(512)
Profit / (loss) after income tax									(3,523)	7,388
Assets										
Segment assets	501	593	-	253	66,861	77,729	-	-	67,362	78,575
Total segment assets	501	593	-	253	66,861	77,729	-	-	67,362	78,575
Unallocated corporate assets									-	-
Consolidated total assets									67,362	78,575

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

3 Segment reporting (continued)

	Core business - Commercialisation of R&D		Property interests		Corporate		Eliminations		Consolidated	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
	$000	$000	**$000**	$000	**$000**	$000	**$000**	$000	**$000**	$000
Liabilities										
Segment liabilities	**1,093**	5,068	**-**	-	**2,102**	4,131	**-**	-	**3,195**	9,199
Total segment liabilities	**1,093**	5,068	**-**	-	**2,102**	4,131	**-**	-	**3,195**	9,199
Unallocated corporate liabilities									**-**	-
Consolidated total liabilities									**3,195**	9,199
Acquisitions of non-current assets	**-**	-	**-**	-	**203**	475	**-**	-	**203**	475
Depreciation and amortisation	**13**	16	**-**	610	**679**	1,229	**-**	-	**692**	1,855
Non-cash expenses other than depreciation and amortisation:										
(Decrease) / Increase in employee and other provisions	**411**	618	**-**	-	**437**	386	**-**	-	**848**	1,004
Forgiveness of debt	**-**	-	**-**	-	**61**	20	**-**	-	**61**	20
Provision for non-recovery of intercompany loan	**-**	-	**-**	-	**9,261**	12,445	**(9,261)**	(12,445)	**-**	-

	Note	Consolidated 2004	Consolidated 2003	Company 2004	Company 2003
		$000	$000	**$000**	$000
9 Cash assets					
Cash at bank and on hand		**2,303**	8,928	**1,991**	8,726
Bank short term deposits		**-**	25,405	**-**	25,405
Cash assets		**2,303**	34,333	**1,991**	34,131

Interest on cash at bank is credited at prevailing market rates. The weighted average interest rate at reporting date was 4.38% (2003: 4.46%) (Consolidated) and 4.36% (2003: 4.46%) (Company).

10 Receivables

	Note	Consolidated 2004	Consolidated 2003	Company 2004	Company 2003
Current					
Amounts receivable from related parties:					
- Director	26	**-**	61	**-**	61
Amount receivable from sale of property (Note 5)		**2,750**	3,000	**2,750**	3,000
Amounts receivable from sale of businesses and a controlled entity	(i)	**2,454**	2,272	**-**	-
Interest receivable		**131**	285	**-**	32
Other debtors		**244**	843	**126**	109
		5,579	6,461	**2,876**	3,202
Non-current					
Amounts receivable from related parties:					
- Controlled entities		**-**	-	**179,817**	170,808
Less: Provision for possible diminution in value		**-**	-	**(179,817)**	(170,556)
	(ii)	**-**	-	**-**	252
Convertible note	(iii)	**-**	-	**-**	-
Amount receivable from sale of property (Note 5)	(iv)	**-**	2,500	**-**	2,500
Amounts receivable from sale of businesses and a controlled entity	(i)	**286**	2,844	**-**	-
		286	5,344	**-**	2,752

(i) Amounts receivable from the sale of businesses and a controlled entity includes:

- a non-current amount of $286,000 (2003: $390,000) representing the directors' estimate of the fair value of the proceeds from the sale of a business in a prior year. The maximum proceeds receivable, converted from US dollars at the exchange rate ruling at reporting date, are $4,948,000 (2003: $5,053,000) and are contingent upon future product sales of the business. The receivable is non-interest bearing; and
- a current amount of $2,454,000 (2003: $2,272,000) and non-current amount of nil (2003: $2,454,000) receivable from the sale of a controlled entity, accruing interest at 8% and secured by way of promissory note.

(ii) At reporting date the Company had made loans totalling $179,816,791 (2003: $170,807,983) to controlled entities that had liabilities in excess of its assets or insufficient net assets to settle the loan. An amount of $9,261,256 (2003: $12,444,726) has been provided in the current financial year for the possible diminution in value of the loans. Interest is charged at a floating rate on non-current amounts receivable from related parties and the effective interest rate at reporting date was 5.25% (2003: 4.84%).

(iii) A $4 million 8% Convertible Note was issued by Cerylid Biosciences Limited to the Company on the disposal of a controlled entity, AMRAD Discovery Technologies Pty Ltd in a prior financial year. The Convertible Note converted into 5,280,000 ordinary shares of Cerylid Biosciences Limited on the maturity date of 18 January 2004 at a ratio of $1 per ordinary share such that at 30 June 2004, Amrad's investment in Cerylid Biosciences Limited was 10,280,000 shares representing a 20.87% holding as disclosed in Note 11. In the opinion of directors, the carrying value of the instrument prior and subsequent to conversion is nil having regard to the uncertainty of the recoverable amount of the shareholding.

(iv) Non-current receivable from disposal of property as detailed in Note 5 to the financial report due and receivable on 27 June 2005 discounted to a present value by a discount rate of 9.55%.

	Consolidated		Company	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
11 Other financial assets				
Current				
Security deposit (i)	**-**	850	**-**	850
Funds under management comprises financial instruments in the following asset classes, at market value:				
Cash trusts and fixed interest	**45,467**	23,314	**45,467**	23,314
Equities	**12,191**	6,319	**12,191**	6,319
	57,658	30,483	**57,658**	30,483

The Board of Directors controls funds under management through the provision of an investment mandate to each of the investment managers. The mandate prescribes minimum credit ratings for individual financial instruments, asset allocation benchmarks and weighted average maturity profiles for interest bearing instruments. The Company's policy in relation to derivative instruments is set out in Note 1(f).

Financing arrangements

(i) During the reporting period the consolidated entity's bankers released the former charge in favour of the Bank by the Company over a Cash Deposit Account to secure facilities which at 30 June 2004 comprised a reducing Leasing Facility of $65,000 including equipment leased by the consolidated entity and a Diamond Electronic Funds Transfer Facility of $1. As at 30 June 2004 nil (2003: $10,658) of the Leasing Facility had been utilised.

	Consolidated		Company	
	2004	2003	**2004**	2003
Non-current				
Shares in controlled entities - unquoted (at cost)	**-**	-	**1,650**	1,650
Shares in other entities - unquoted (at recoverable amount) (ii)	**-**	-	**-**	-
	-	-	**1,650**	1,650

(ii) Included in shares in other entities is a 20.87% (2003: 17.50%) interest in Cerylid Biosciences Limited represented by 10,280,000 ordinary shares issued at $1 each, received on disposal of a controlled entity, Amrad Discovery Technologies Pty Ltd and the conversion of the Convertible Note referred to in Note 10. In the opinion of directors, the carrying value is nil having regard to the uncertainty of realising the investment. In addition, the Company holds options over 1.2 million ordinary shares in Cerylid Biosciences Limited, at an exercise price of $1 per share and expiry date of 18 January 2005. Cerylid Biosciences Limited is a genomics-driven drug discovery company.

	Consolidated		Company	
	2004	2003	**2004**	2003
12 Property, plant and equipment				
Freehold land and buildings (at cost)	**-**	-	**-**	-
Less: Accumulated depreciation	**-**	-	**-**	-
	-	-	**-**	-
Plant and equipment (at cost)	**7,703**	7,507	**2,191**	2,104
Less: Accumulated depreciation	**(6,335)**	(5,646)	**(1,599)**	(1,417)
	1,368	1,861	**592**	687
	1,368	1,861	**592**	687

The disposal of the freehold land and buildings was settled on 27 June 2003 as detailed in Note 5 to the financial report. Certain items of plant and equipment were sold as part of the property disposal.

The recoverable amount of plant and equipment has been assessed using non-discounted cash flows from existing use and ultimate disposal.

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

	Consolidated		Company	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
12 Property, plant and equipment (continued)				
Reconciliations				
Freehold land and buildings				
Carrying amount at the beginning of the financial year	-	11,508	-	11,508
Additions	-	123	-	123
Depreciation	-	(229)	-	(229)
Assets disposed as part of sale of property	-	(10,925)	-	(10,925)
Assets reclassified as Plant and equipment following sale of property	-	(477)	-	(477)
Carrying amount at the end of the financial year	-	-	-	-
Plant and equipment				
Carrying amount at the beginning of the financial year	**1,861**	3,706	**687**	2,030
Additions	**202**	352	**94**	144
Disposals	**(3)**	(23)	**(3)**	(21)
Depreciation	**(692)**	(1,016)	**(186)**	(430)
Assets disposed as part of sale of property	-	(1,322)	-	(1,200)
Assets reclassified as Plant and equipment following sale of property	-	477	-	477
Write down to recoverable amount	-	(313)	-	(313)
Carrying amount at the end of the financial year	**1,368**	1,861	**592**	687
13 Other assets				
Prepayments	**168**	93	**148**	45
14 Investment property				
Investment property (at cost)	-	-	-	-
Less: Accumulated depreciation	-	-	-	-
	-	-	-	-

The investment property sold on 27 June 2003 as detailed in Note 5 to the financial report is a fitted-out office building on a site formerly owned by the Company in Richmond, Victoria. The site was sold also on 27 June 2003.

	Consolidated		Company	
	2004	2003	**2004**	2003
Reconciliations				
Investment Property				
Carrying amount at the beginning of the financial year	-	26,607	-	2,163
Depreciation	-	(610)	-	-
Assets disposed as part of sale of property	-	(25,997)	-	(2,163)
Carrying amount at the end of the financial year	-	-	-	-
15 Payables				
Trade creditors and accruals	**1,164**	7,079	**445**	2,752
Other creditors	-	-	-	-
	1,164	7,079	**445**	2,752

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

	Consolidated 2004	Consolidated 2003	Company 2004	Company 2003
	$000	$000	**$000**	$000
16 Interest bearing liabilities				
Current				
Bank loan	**-**	-	**-**	-
Non-current				
Amounts payable to controlled entities	**-**	-	**34,251**	30,181
Bank loan	**-**	-	**-**	-
	-	-	**34,251**	30,181

A bank loan facility of $27,500,000 was established for the purpose of funding the construction of an office building by a controlled entity on a site owned by the Company in Richmond, Victoria. Interest on the amount outstanding was charged at a fixed rate of 7.37%. The bank loan was secured against the assets of the controlled entity and was repayable in equal quarterly instalments until August 2009. The controlled entity funded the repayments under the facility by way of lease income from the tenant of the building. Following the sale of the investment in land and buildings on 27 June 2003 referred to in Notes 12 and 14, the balance of the bank loan principal of $16,291,000 plus interest accrued of $92,000 were repaid in full and the security released.

	Consolidated 2004	Consolidated 2003	Company 2004	Company 2003
17 Provisions				
Current				
Employee benefits (Note 29)	**907**	1,242	**587**	665
Other (i)	**-**	108	**-**	-
Other (ii)	**82**	-	**82**	-
	989	1,350	**669**	665

(i) Closing balance of nil (2003: $108,453) comprises opening balance of $108,453 (2003: $68,250), payments of $55,833, a nil charge (2003: $40,203) for the year and write back of $52,620 following termination of Amrad's potential exposure.
(ii) Provision for deferred property divestment expenses transferred from prior year accruals.

	Consolidated 2004	Consolidated 2003	Company 2004	Company 2003
Non-current				
Employee benefits (Note 29)	**129**	133	**19**	20

The weighted average interest rate at reporting date in respect of the settlement of non-current employee entitlements is 5.8% (2003: 4.7%). The carrying value of employee entitlements approximates fair value.

	Consolidated 2004	Consolidated 2003	Company 2004	Company 2003
18 Other liabilities				
Unearned income	**913**	637	**913**	637
19 Contributed equity				
Issued and paid up capital				
128,500,000 (2003:130,642,486) ordinary shares, fully paid	**147,743**	149,429	**147,743**	149,429
Movements during the year were as follows:				
Balance at the beginning of the financial year	**149,429**	149,429	**149,429**	149,429
Share capital cancelled as part of on market share buy back (i)	**(1,686)**	-	**(1,686)**	-
Share capital at the end of the financial year	**147,743**	149,429	**147,743**	149,429

(i) On 5 April 2004 the Company commenced an on market buy back and cancellation of its shares. As at 30 June 2004, a total of 2,142,486 shares had been bought back and cancelled at a total cost of $1,685,508, representing 1.6% of issued share capital prior to commencement.

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

19 Contributed equity (continued)

Terms and conditions of ordinary shares

Holders of ordinary shares are entitled to one vote per share at shareholders' meetings and to receive any dividends as may be declared. In the event of winding up of the Company, ordinary shareholders rank after all creditors and are fully entitled to any proceeds of liquidation.

Options to acquire ordinary shares

There were no options to acquire ordinary shares converted during the year ended 30 June 2004 (2003: nil). 525,150 (2003: 50,000) options to acquire ordinary shares were issued during the financial year pursuant to the Amrad Key Employee Share Option Plan with an exercise price of $1.15 (2003: $0.46), an expiry date of 31 March 2009 (2003: 23 January 2008) and vesting progressively over the term of the options. A total of 2,011,000 options to acquire ordinary shares expired during the reporting period, including 15,000 of the above issue. At reporting date there were 4,214,150 (2003: 5,700,000) options outstanding having exercise prices between $0.46 and $2.75 (2003: $0.46 and $5.75). Refer to Note 29 to the financial report for table of movements during the financial year.

	Consolidated		Company	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
20 Accumulated losses				
Accumulated losses at the beginning of the financial year	**(80,053)**	(87,441)	**(110,734)**	(122,453)
Net profit / (loss) attributable to members of the parent entity	**(3,523)**	7,388	**(8,391)**	11,719
Accumulated losses at the end of the financial year	**(83,576)**	(80,053)	**(119,125)**	(110,734)
21 Commitments				
a) Capital expenditure commitments				
Plant and equipment				
Contracted but not provided for and payable within one year	-	-	-	-
b) Non-cancellable operating lease expense commitments				
Future operating lease commitments not provided for in the financial statements and payable:				
- Within one year	**826**	793	**708**	699
- One year or later and no later than five years	**4,101**	3,025	**3,834**	2,905
- Greater than five years	**2,569**	4,139	**2,569**	4,139
	7,496	7,957	**7,111**	7,743

Companies in the consolidated entity lease computer equipment and motor vehicles typically over three year periods. At the end of the lease, the leased computer equipment or motor vehicle is generally returned to the lessor. In the prior year, the Company entered into a ten year lease to remain at its current premises at a commercial rental.

	Consolidated		Company	
	2004	2003	**2004**	2003
c) Non-cancellable research and development commitments				
Future research and development commitments not provided for in the financial statements, excluded from b) above and payable:				
- Within one year	**435**	1,437	-	-
- One year or later and no later than five years	**73**	-	-	-
	508	1,437	-	-

d) Deed of indemnity

The Company has entered into a Deed of Indemnity with controlled entity, AMRAD Operations Pty Ltd whereby the Company has agreed to indemnify the controlled entity in respect of any liability reasonably and properly incurred by the controlled entity in the course of ordinary operations or at the express request of the Company and which the controlled entity is unable to discharge from its own resources as and when that liability becomes due and payable. A provision for possible diminution in the value of the loan to the controlled entity has been brought to account in the financial statements of the Company at 30 June 2004 and 30 June 2003 to reflect the net asset deficiency in the controlled entity.

22 Notes to the statements of cash flows

Cash as at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:

	Consolidated		Company	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
Cash assets (Note 9)	**2,303**	34,333	**1,991**	34,131
Reconciliation of profit / (loss) from ordinary activities after related income tax to net cash provided by / (used in) operating activities				
Profit / (loss) from ordinary activities after income tax	**(3,523)**	7,388	**(8,391)**	11,719
Add / (less) non-cash items:				
- Depreciation and amortisation	**692**	1,855	**186**	659
- Net (gain) / loss on sale of property, plant and equipment	**2**	2	**1**	2
- Gain on sale of investment in land and buildings	**-**	(6,206)	**-**	(13,932)
- Debts forgiven	**61**	20	**61**	20
- Net intercompany revenues less expenses capitalised or settled as financing activity	**-**	-	**(7,494)**	(8,379)
- Net investment income	**(4,125)**	-	**(12,668)**	-
Amounts transferred to / (from) provisions for:				
- Employee entitlements	**819**	964	**355**	386
- Diminution in value of loans to controlled entities	**-**	-	**9,261**	12,445
- Other provisions	**29**	40	**82**	-
- Current income tax	**-**	-	**-**	-
- Future income tax benefit	**-**	325	**-**	202
Change in assets and liabilities:				
- (Increase) / decrease in Receivables	**607**	(308)	**7,258**	1
- (Increase) / decrease in Other assets	**(75)**	171	**(103)**	154
- Increase / (decrease) in Payables	**(5,833)**	1,456	**(672)**	42
- Increase / (decrease) in Provisions	**(1,298)**	(698)	**(435)**	(314)
- Increase / (decrease) in Other liabilities	**278**	(428)	**277**	136
Net cash provided by / (used in) operating activities	**(12,366)**	4,581	**(12,282)**	3,141

Non-cash financing and investing activities

There have been no financing and investing transactions during the financial year which have had a material effect on consolidated assets and liabilities. In the previous financial year, deferred consideration on the sale of the investment in land and buildings of $3,000,000 was due and receivable on 27 June 2004 and a further $3,000,000 on 27 June 2005.

23 Earnings per share

a) Earnings reconciliation

Net profit / (loss)	**(3,523)**	7,388
Basic earnings	**(3,523)**	7,388
Diluted earnings	**(3,523)**	7,388

b) Weighted average number of shares used as the denominator	***Number***	*Number*
Number for basic earnings per share:		
Ordinary shares	**130,617,332**	130,642,486
Number for diluted earnings per share:		
Ordinary shares	**130,617,332**	130,642,486
Effect of share options on issue	**50,000**	21,703
	130,667,332	130,664,189

23 **Earnings per share (continued)**

Of the 4,214,150 (2003: 5,700,000) options over unissued shares on issue at reporting date as detailed in Note 29 only 50,000 (2003: 50,000 weighted to 21,703) options with an exercise price of $0.46 (2003: $0.46) are considered to be dilutive. All other options over unissued shares have an exercise price greater than or equal to $0.98 and have therefore been excluded in respect of any dilutive effect on the Company's earnings.

24 **Controlled entities**

	Interest held 2004	2003
Parent entity	%	%
Amrad Corporation Limited		
Controlled entities		
Amrad Operations Pty Ltd	**100**	100
Amrad Developments Pty Ltd	**100**	100
Avexa Limited (i)	**100**	-
Burnley Property Pty Ltd	**100**	100

(i) Avexa Limited was incorporated on 7 April 2004 and is the corporate entity into which the Virology business is being spun-out as described in detail in Note 28.

25 **Additional financial instruments disclosure**

(a) Interest rate risk

The interest rate on borrowings repaid in full during the previous financial year was fixed for the duration of the borrowing at 7.37% per annum. The effective weighted average interest rate used to discount the Long Service Leave provision is 5.8% (2003: 4.7%).

Interest earned on cash at bank is determined in accordance with published bank interest rates. Interest earned on funds under management (refer Note 1 k) to the financial report) is dependent upon the performance of the relevant fund manager acting within the investment parameters provided by the Company's Board of Directors. Receivables comprising deferred consideration in respect of prior year disposal of subsidiaries as referred to in Note 10 to the financial report generate interest at the annual rate of 8% in accordance with sale agreements.

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below.

	Note No	Weighted average interest rate %	Floating interest rate $000	1 year or less $000	1 to 5 years $000	Non-interest bearing $000	Total $000
2004							
Financial assets:							
Cash assets	9	4.4%	2,303	-	-	-	2,303
Receivables:	10						
- Sale of controlled entity		8.0%	2,454	-	-	-	2,454
- Other receivables		-	-	-	-	3,411	3,411
Other financial assets:	11						
- Funds under management		#	57,658	-	-	-	57,658
			62,415	-	-	3,411	65,826
Financial liabilities:							
Payables	15	-	-	-	-	1,164	1,164
Employee benefits and other provisions	17	5.8	189	-	-	929	1,118
Unearned income	18	-	-	-	-	913	913
			189	-	-	3,006	3,195

25 **Additional financial instruments disclosure (continued)**

(a) Interest rate risk (continued)

	Note No	Weighted average interest rate %	Floating interest rate $000	1 year or less $000	1 to 5 years $000	Non-interest bearing $000	Total $000
2003							
Financial assets:							
Cash assets	9	4.5	34,333	-	-	-	34,333
Receivables:	10						
- Sale of controlled entity		8.0	-	2,272	2,454	-	4,726
- Other receivables		-	-	-	-	7,079	7,079
Other financial assets:	11						
- Security deposit		4.5	850	-	-	-	850
- Funds under management		#	29,633	-	-	-	29,633
			64,816	2,272	2,454	7,079	76,621
Financial liabilities:							
Payables	15	-	-	-	-	7,079	7,079
Employee benefits and other provisions	17	4.7	1,316	-	-	167	1,483
Unearned income	18	-	-	-	-	637	637
			1,316	-	-	7,883	9,199

The range of return of funds under management in the 2004 financial year varied between 6.7% and 7.7% in accordance with market conditions and fund manager performance.

(b) Foreign exchange risk

The consolidated entity enters into forward exchange contracts where appropriate in light of anticipated future purchases and sales, conditions in foreign markets, commitments from customers and past experience and in accordance with Board-approved limits. Note1 f) sets out the accounting treatments for such contracts.

Unhedged foreign exchange exposures

	Consolidated		Company	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates are as follows:				
Receivables				
United States Dollars	-	-	-	-
Pounds Sterling	-	-	-	-
	-	-	-	-
Payables				
United States Dollars	-	47	-	47
Pounds Sterling	-	-	-	-
	-	47	-	47

Hedged foreign exchange exposures

The Company enters into forward foreign exchange contracts to hedge certain anticipated purchase and sale commitments denominated in foreign currencies. The terms of these commitments are rarely more than one year. At reporting date there were no contracts outstanding (2003: nil).

25 Additional financial instruments disclosure (continued)

(c) Credit risk

Credit risk represents the loss that would be recognised if counterparties fail to perform as contracted. For financial assets, the credit risk of the consolidated entity is the carrying amount of the asset net of any provision for doubtful debts. The consolidated entity undertakes extensive due diligence prior entering into any collaboration, co-development or licensing agreement with a counterparty that exposes the consolidated entity to credit risk. Generally the nature of the core business is such that the consolidated entity tends to deal with a small number of counterparties of a multinational, high profile and high credit rating status. Wherever possible, the consolidated entity will seek appropriate security for any long term credit risk.

In respect of the deferred consideration of $3,000,000 outstanding as at 30 June 2004 (2003: $6,000,000) for the sale of the consolidated entity's investment in land and buildings, a contractual set-off arrangement is in place whereby any component of the deferred consideration unpaid by the due date can be applied against future rentals to be otherwise incurred by the consolidated entity as part of its leaseback of a portion of the Richmond site (Refer Note 21 (b)).

(d) Net fair values of financial assets and liabilities

Net fair values of financial assets and liabilities are determined by the consolidated entity on the following bases:

Appointed fund managers provide unit valuations for all funds under management which reflect market values and interest and revenue streams of the relevant fund portfolios. For monetary financial assets and financial liabilities not readily traded in an organised financial market, values are determined by valuing them at the value of contractual cash flow amounts due from customers and payable to suppliers discounted as appropriate for settlements beyond 12 months.

The carrying amounts of bank balances and deposits, trade debtors, accounts payable, bank loans and employee benefits expected to be payable within 12 months of reporting date approximate the net fair value. Employee benefits expected to be settled beyond 12 months of reporting date have been discounted accordingly.

26 Director and executive disclosures for disclosing entities

Remuneration of specified directors and specified executives by the consolidated entity

The Corporate Governance and Nominations Committee is responsible for making recommendations to the Board on remuneration policies and packages applicable to directors and senior executives of the Company. The broad remuneration policy is to ensure the remuneration package appropriately reflects the person's duties and responsibilities, and that remuneration levels are competitive in attracting, retaining and motivating people who possess the requisite level of skill and experience.

Key employees may receive incentive payments and share options based on the achievement of specific goals related to the performance of the consolidated entity as determined by the directors. The ability to exercise share options is conditional upon the achievement of certain performance hurdles. Non-executive directors do not receive performance related remuneration.

Executive directors and senior executives may receive incentive based payments on the achievement of specific performance hurdles, which are a blend of company and personal objectives appropriate for the roles and responsibilities of each individual director and executive. Options may be issued under the Key Employee Share Option Plan (KESOP) within the limits prescribed by ASIC Class Order determinations. The board considers that the above performance-linked remuneration structure is currently generating the desired outcome.

Non-executive directors do not receive any performance related remuneration nor any options on securities. Non-executive directors are required to participate in the Non Executive Director Share Plan described in Note 29. The Directors' Retirement Allowance scheme as detailed also in Note 29 ceased to incur additional liabilities during the prior financial year.

Total remuneration for all non-executive directors, last voted on by shareholders at the 2003 AGM, is not to exceed $500,000 per annum. Directors' base fees are currently $50,000 per annum with $100,000 for the role of Chairman. Remuneration for the Chairman of the Board Audit Compliance and Risk Management Committee is $10,000 per annum with $5,000 for members of that committee whereas the figures are $6,000 and $3,000 respectively for the Corporate Governance and Nominations Committee.

The following table provides the details of all directors of the Company ("specified directors") and the five or more executives of the consolidated entity with the greatest authority ("specified executives") and the nature and amount of the elements of their remuneration for the year ended 30 June 2004.

Premiums of $255,300 paid by the Company for Directors' and Officers' Liability insurance have not been allocated against individual directors and officers.

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

26 Director and executive disclosures for disclosing entities (continued)

2004 financial year

	Primary				Equity compensation	Post-employment	Total
	Base Remuneration (salary and fees)	Non-cash benefits	Superannuation Contributions	Bonuses / Incentives	Value of Options	Termination and Retirement Benefits	
	$	$	$	$	$	$	$
Specified Directors							
Non-executive							
Mr R W Moses (i)	51,760	-	15,510	-	13,952	-	81,222
Mr O B O'Duill	60,000	-	6,000	-	6,667	-	72,667
Prof J Mills (resigned on 15 October 2003)	15,516	-	1,710	-	3,484	166,036 (ii)	186,746
Ms H A Cameron	58,000	-	5,670	-	5,000	-	68,670
Prof S Itescu	41,236	-	3,711	-	9,570	-	54,517
Mr G R Kaufman	44,926	-	4,043	-	7,802	-	56,771
Executive							
Dr P Smith (appointed 16 October 2003)	223,019	-	26,468	-	-	-	249,487
Dr S N Webb (resigned on 8 July 2003)	7,210	60,600	5,868	67,725	89,467	749,156 (iii)	980,026
Mr R W Moses (i)	89,000	-	-	-	-	-	89,000
Total, all specified directors	**590,667**	**60,600**	**68,980**	**67,725**	**135,942**	**915,192**	**1,839,106**
Specified executives							
Dr J A V Coates – Chief Scientific Officer	173,888	19,170	12,000	77,266	16,883	-	299,207
Ms R M Fry – General Counsel & Company Secretary	143,453	18,096	42,979	37,754	28,477	-	270,759
Dr P L C Keep – Director, Intellectual Property	126,567	18,504	36,754	68,771	15,684	-	266,280
Dr A Nash – Director, Biologicals Research	140,208	23,031	12,846	66,587	16,483	-	259,155
Dr D E Crump- Medical Director	125,548	26,780	24,223	56,325	15,684	-	248,560
Dr S W Cox – Director, Virology Research	124,079	22,659	11,001	59,669	15,684	-	233,092
Mr A M Boyd – Director, Finance and Administration	138,786	6,337	33,814	10,452	-	-	189,389
Dr J J Chick – Senior Business Development Manager	109,613	24,528	10,814	10,000	7,946	-	162,901
Total, all specified executives	**1,082,142**	**159,105**	**184,431**	**386,824**	**116,841**	**-**	**1,929,343**

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

26 Director and executive disclosures for disclosing entities (continued)

(i) Mr Moses held the executive director position as Interim CEO between 8 July 2003 and 16 October 2003 and his remuneration for that period has been reflected as executive director remuneration accordingly. Amounts recorded as non-executive director remuneration for Mr Moses reflect his non-executive director capacity from 1 July 2003 to 7 July 2003 and from 16 October 2003 to 30 June 2004.

(ii) The Company formerly conducted a Directors Retirement Allowance scheme which permitted payment to non-executive directors upon their retirement. The amount of the payment was dependent upon the length of service of the director and the amount of remuneration paid to the director. An amount of $166,036 was paid to Prof J Mills upon his retirement during the reporting period in accordance with contracted arrangements. Further details of the scheme are provided in Note 29.

(iii) Amount settled in accordance with contract of employment.

2003 financial year

	Primary				Equity compensation	Post-employment	Total
	Base Remuneration (salary and fees)	Non-cash benefits	Superannuation Contributions	Bonuses / Incentives	Value of Options	Termination and Retirement Benefits	
	$	$	$	$	$	$	$
Specified Directors							
Non-executive							
Mr R W Moses	28,090	-	15,948	-	7,000	-	51,038
Mr O B O'Duill	90,000	-	8,100	-	10,000	-	108,100
Prof J Mills	54,545	-	4,909	-	9,000	-	68,454
Ms H A Cameron	51,000	-	4,590	-	4,000	-	59,590
Mr I N Ferres	14,572	-	1,312	-	-	118,971	134,855
Executive							
Dr S N Webb	351,645	21,210	11,955	52,200	342,869	-	779,879
Total, all specified directors	**589,852**	**21,210**	**46,814**	**52,200**	**372,869**	**118,971**	**1,201,916**
Specified executives							
Dr J A V Coates	186,118	-	12,638	7,078	29,368	-	235,202
Ms R M Fry	156,739	-	14,696	6,100	40,962	-	218,497
Dr P L C Keep	140,987	-	35,700	6,300	28,169	-	211,156
Dr A Nash	157,902	-	13,412	6,100	28,969	-	206,383
Dr D E Crump	141,155	-	17,422	5,652	28,169	-	192,398
Dr S W Cox	137,624	-	11,013	5,466	28,169	-	182,272
Mr A M Boyd (appointed 25 November 2002)	87,654	-	14,429	-	-	-	102,083
Total, all specified executives	**1,008,179**	-	**119,310**	**36,696**	**183,806**	-	**1,347,991**

Dr J J Chick was only appointed to the executive group in the reporting period ended 30 June 2004. Titles for the specified executives are as disclosed for 2004.

Equity instruments

All options refer to options over ordinary shares of Amrad Corporation Limited, which are exercisable on a one-for-one basis under the Key Employee Share Option Plan (KESOP). The fair value of the options is calculated at the date of grant using a binomial model and allocated to each reporting period in accordance with the vesting terms from the date of grant until fully vested. The value disclosed above is the portion of the fair value of the options allocated to this reporting period.

26 **Director and executive disclosures for disclosing entities (continued)**

Options and rights over equity instruments granted as remuneration.

During the reporting period, the following options over ordinary shares were granted and vested during the current year under the KESOP.

	Number of options granted during the year	Number of options vested during the year
Specified executives		
Dr J A V Coates	-	33,000
Ms R M Fry	-	95,800
Dr P L C Keep	-	30,000
Dr A Nash	-	32,000
Dr D E Crump	-	30,000
Dr S W Cox	-	30,000
Mr A M Boyd	-	-
Dr J J Chick	-	20,000
Total, all specified executives	**-**	**270,800**

All options have a five year life and expire on the earlier of their expiry date or termination of the individual's employment. The options are exercisable in accordance with the following vesting timetable:

- 40% following the first anniversary of the issue date;
- 20% following the second anniversary of the issue date;
- 20% following the third anniversary of the issue date; and
- 20% following the fourth anniversary of the issue date.

Exercise of options granted as remuneration

There were no shares issued during the reporting period on the exercise of options previously granted as remuneration.

Option holdings

There were no options on issue to Non-executive directors at any time during the reporting period. Former Managing Director Dr S Webb retains a holding of 1,000,000 options of which 500,000 are exercisable at $1.75 and 500,000 at $2.75. These options expire on 30 November 2006 and 200,000 vested during the reporting period such that at 30 June 2004, a total of 600,000 had vested.

In accordance with Dr Smith's contract of employment, a resolution to approve the issue of 600,000 and 400,000 options to Dr Smith will be put to shareholders at the Company's 2004 Annual General Meeting. The 600,000 options will have an exercise price of $1.15 and be exercisable 200,000 on or within three years of the each of the first, second and third anniversaries respectively of Dr Smith's commencement of employment. The 400,000 options vest immediately upon issue, have a five year life and an exercise price 10% above the Volume Weighted Average Price of Amrad Corporation Limited shares in the five days of trading prior to issue.

There were no movements in options held during the year for specified executives. The vesting of prior year options during the year is reflected in the following table.

	Number of options held at 30 June 2004	Number of options held at 30 June 2003	Number of options vested at 1 July 2003	Number of options vested during the year	Number of options vested at 30 June 2004
Specified executives					
Dr J A V Coates	165,000	165,000	77,000	33,000	110,000
Ms R M Fry	479,000	479,000	299,200	95,800	395,000
Dr P L C Keep	150,000	150,000	68,000	30,000	98,000
Dr A Nash	160,000	160,000	74,000	32,000	106,000
Dr D E Crump	150,000	150,000	68,000	30,000	98,000
Dr S W Cox	150,000	150,000	68,000	30,000	98,000
Mr A M Boyd	-	-	-	-	-
Dr J J Chick	50,000	50,000	-	20,000	20,000
Total, all specified executives	**1,304,000**	**1,304,000**	**654,200**	**270,800**	**925,000**

26 Director and executive disclosures for disclosing entities (continued)

Equity holdings and transactions

The movement during the reporting period in the number of ordinary shares in Amrad Corporation Limited held, directly or indirectly or beneficially, by each specified director and specified executive, including their personally-related entities is as follows:

	Holding of Ordinary Shares at beginning of year	Shares acquired on-market during the financial year	Holding of Ordinary Shares at end of year
	Number	Number	Number
Specified directors			
Mr R W Moses	20,000	210,800	230,800
Mr O B O'Duill	80,000	-	80,000
Ms H A Cameron	34,500	-	34,500
Prof S Itescu	-	-	-
Mr G R Kaufman	2,000	50,000	52,000
Dr P Smith	40,000	73,900	113,900
Specified executives			
Dr J A V Coates	13,650	-	13,650
Ms R M Fry	14,740	-	14,740
Dr P L C Keep	10,102	-	10,102
Dr A Nash	9,862	-	9,862
Dr D E Crump	17,803	-	17,803
Dr S W Cox	5,724	-	5,724
Mr A M Boyd	-	50,000	50,000
Dr J J Chick	-	-	-

During the year, non-executive directors elect to set aside a minimum 10% component of their base remuneration under the Non-Executive Directors Share Plan (the Plan) to acquire ordinary shares in the Company. Under the terms of the Plan, shares are purchased on market using the funds progressively salary sacrificed and are issued to the non-executive director within four to six weeks after the release of the announcement of the Company's half-yearly financial results, 15 May each year, the announcement of the Company's annual results and the Company's Annual General Meeting. An amount of $46,475 (2003: $30,000) has been expensed during the financial year in respect of the purchase of shares under the Plan. Shares acquired under the Plan have full dividend and voting rights but are restricted in their disposal until the earliest of the fifth anniversary of their purchase, the holder ceasing to be a director of the Company or the occurrence of a change in control of the Company as defined. Movements in holdings under the Plan are detailed below.

	Holding of Plan Shares at beginning of year	Shares acquired under the Plan during the financial year	Holding of Plan Shares at end of year
	Number	Number	Number
Specified directors			
Mr R W Moses (i)	11,915	8,297	20,212
Mr O B O'Duill	19,337	6,678	26,015
Ms H A Cameron	14,847	4,600	19,447
Prof S Itescu	-	9,363	9,363
Mr G R Kaufman	-	6,959	6,959
Total Plan holdings for specified directors	**46,099**	**35,897**	**81,996**

(i) Plan applicable to Non-executive directors only and the Plan was suspended for Mr R W Moses between 8 July 2003 and 16 October 2003 when Mr Moses held the executive director position of Interim CEO.

26 Director and executive disclosures for disclosing entities (continued)

Loans and other transactions with specified directors and specified executives

On 30 November 2001 the Company made a loan of $101,000 to Dr S N Webb to purchase 100,000 shares in the Company. Provided certain conditions were met, repayment of this loan was to be forgiven in equal instalments over a period of five years. During the financial year, the outstanding balance of the loan of $60,600 was forgiven following the resignation of Dr Webb and in accordance with the terms and conditions of the loan. The portion of the loan forgiven together with an imputed interest charge has been included in the remuneration details disclosed in this note.

Apart from the details disclosed in this note, no director has entered into a material contract with the Company or the consolidated entity since the end of the previous financial year and there were no material contracts with, amounts receivable from or payable to interests involving directors at period end.

Directors' transactions with the Company or its controlled entities

The value of transactions during the year with entities related to directors included in the consolidated financial statements was nil (2003: $4,823).

	Consolidated		Company	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
27 Non-director related parties				
The only class of non-director related parties is wholly-owned controlled entities. Material transactions on a normal commercial basis with non-director related parties during the year were:				
The Company:				
- Provided management and other services to controlled entities	-	-	**1,212**	1,034
- Charged interest on loan balances receivable from controlled entities	-	-	**8,543**	8,049
- Paid interest on loan balances payable to controlled entities	-	-	**1,636**	1,308
- Paid operating lease expense to controlled entities	-	-	**217**	228
- Purchased tax losses from controlled entities	-	-	**7,494**	1,572
- Sold tax losses to controlled entities	-	-	-	-
- Received operating lease income from controlled entities	-	-	**374**	608

Balances with related parties

Amounts receivable from and payable to related parties are disclosed in Notes 10 and 16.

28 Events subsequent to balance date

As announced to the ASX on 31 May 2004, Amrad progressed the spin-out of its anti-infectives drug portfolio by establishing the new corporate entity, Avexa Limited during the financial year. The spin-out reflects the separation of Amrad's biologicals and anti-infectives research portfolios into two separate businesses in accordance with the strategy announced at the Company's Annual General Meeting in October 2003. Subsequent to year end, a Master Transfer Agreement was signed on 1 July 2004 transferring the anti-infectives business to Avexa for $12 million and on 13 July 2004, Amrad subscribed $12 million in cash to hold a total investment in Avexa of $24 million. Also on 1 July 2004 Amrad transferred its anti-infectives employees and their entitlements to Avexa.

On 5 July 2004 ASX approval of the spin-out was received and on Monday 12 July 2004, the final Information Memorandum for the demerger of 80.01% of Amrad's investment in Avexa to its shareholders was lodged with both the ASX and ASIC. A court hearing was held on 27 July 2004 to approve the Information Memorandum and convene the Scheme Meeting of shareholders required to finalise the spin-out. The Scheme Meeting of shareholders is to be held on Tuesday, 31 August 2004 and if approved by 75% of voting shareholders and at a subsequent Court hearing, then the scheme becomes effective on or around 7 September 2004. It is anticipated that the approved scheme would result in Avexa being an independent, stand alone entity listed on the ASX prior to the end of September 2004. Upon the scheme being effective, the impact on the financial position of the Amrad Group will be a reduction in cash of $12 million and recognition of an investment in the demerged entity of $4.8 million, resulting in a reduction in Amrad Group net assets of $7.2 million.

441,000 options to acquire ordinary shares with exercise prices between $1.15 and $1.20 have been cancelled since reporting date and up to the date of this financial report.

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

28 Events subsequent to balance date (continued)

For reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with International Financial Reporting Standards ("IFRS") as issued by the Australian Accounting Standards Board. This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements ("Australian GAAP"). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the consolidated entity's financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The consolidated entity has not quantified the effects of the differences discussed below. Accordingly, there can be no assurances that the consolidated financial performance and financial position as disclosed in this financial report would not be significantly different if determined in accordance with IFRS.

Regulatory bodies that promulgate Australian GAAP and IFRS have different ongoing projects that could affect the differences between Australian GAAP and IFRS described below and the impact of these differences relative to the consolidated entity's financial reports in the future. The potential impacts on the consolidated entity's financial performance and financial position of the adoption of IFRS have not been quantified as at the transition date of 1 July 2004 due to the short timeframe between finalisation of Australian equivalents of the IFRS standards and the date of preparing this report. The impact on future years will depend upon the particular circumstances prevailing in those years.

The key potential implications of the conversion to IFRS on the consolidated entity identified to date are as follows;

- the fair value of equity-based compensation to employees in the form of shares and options will be recognised in the statements of financial performance as expenses in the periods during which the employee provides related services;
- annual asset impairment testing determined on a discounted basis will be required to reflect consideration of impairment indicators such as decline in market values, adverse changes in technology etc. which may impact the carrying value of non-current assets;
- the calculation of the market value of funds under management may differ under IFRS; and
- the timing of revenue recognition may differ under IFRS.

Opening 1 July 2004 balance sheet adjustments will be recorded against retained earnings other than in limited circumstances.

A formal project has been established to achieve transition to IFRS reporting, beginning with the half-year ended 31 December 2005. Progress against each of the three project phases of assessment and planning, design, and implementation is reported to the Board Audit Compliance and Risk Management Committee, and the Company considers the assessment and planning and design phases to be substantially complete as at 30 June 2004.

Other than as referred to above, there has not arisen since the end of the financial year, any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

29 Employee benefits

Aggregate liability for employee benefits, including on-costs:

	Consolidated		Company	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
Current - Employee benefits provision:				
Annual leave and long service leave entitlements	**320**	301	**79**	80
Incentive and key employee retention entitlements (i)	**405**	502	**326**	148
Directors' retirement entitlements (ii)	**173**	428	**173**	428
Non-Executive Directors Share Plan Provision (iii)	**9**	11	**9**	9
Non-current - Employee benefits provision:				
Long service leave entitlement	**129**	133	**19**	20
	1,036	1,375	**606**	685

(i) The prior year contractual arrangements to make retention payments to certain key employees from this provision were satisfied in full during the reporting period such that the entire balance of the provision as at 30 June 2004 represents provision for incentive payments as detailed below.

29 Employee benefits (continued)

(ii) The Company formerly conducted a Directors Retirement Allowance scheme which permits payment to non-executive directors upon their retirement. The amount of the payment is dependent upon the length of service of the director and the amount of remuneration paid to the director. An amount of $172,606 (2003: $427,693) has been retained in the Company's financial statements and the consolidated financial statements at reporting date. An amount of $166,036 (2003: $118,971) was paid to former directors during the year on their retirement and $91,051 transferred to the key employee incentive provision. An amount of nil (2003: $177,318) has been expensed during the financial year in respect of the scheme given that entitlements under the scheme were frozen as at 30 June 2003.

(iii) Non-executive directors are required to elect to set aside a minimum 10% component of their base emoluments under the Non-Executive Directors Share Plan to acquire ordinary shares in the Company as detailed in Note 26.

At-risk incentive performance payments

Remuneration for all employees in the consolidated entity other than non-executive directors includes an at-risk performance component. Provision has been made at reporting date for the amount payable in respect of performance for the financial year as measured against agreed criteria set on an employee by employee basis. A reconciliation of movement for the year is provided in the following table.

	Consolidated		Company	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
Balance at the beginning of the year	**502**	277	**148**	106
Payments made	**(664)**	(220)	**(173)**	(80)
Transfers	**158**	-	**158**	-
Charges raised	**409**	445	**193**	122
Balance at the end of the year	**405**	502	**326**	148

The present values of employee entitlements not expected to be settled within twelve months of reporting date have been calculated using the following weighted averages:

Assumed rate of annual increase in salary and wages	**3.50%**	3.50%	**3.50%**	3.50%
Average Discount rate	**5.80%**	4.75%	**5.80%**	4.75%
Settlement term (years)	**10**	10	**10**	10
Number of employees:				
Number of employees at year end (excluding non-executive directors)	**50**	52	**14**	12

Equity based plans:

Amrad Employee Share Ownership Plan

The Company has a share ownership plan ("ESOP") approved by shareholders of the Company. The last issue made under the ESOP occurred in July 2001 following an offer to all permanent full time and part-time personnel employed at that time. The shares issued under that offer were not able to be sold or otherwise transferred by the holder until the earlier of three years after issue or the cessation of employment. The rules of the ESOP provide the Board with a degree of flexibility in terms of eligibility, allocation, restrictions and other terms and conditions attaching to any offer subject to the 5% limit, whereby an offer cannot be made if the aggregate of all shares and options on issue under all employee incentive plans would exceed 5% of the total shares on issue as at the time of the offer. A further restriction is that an offer cannot be made to an employee if that employee would, as a result of accepting the offer, hold a legal or beneficial interest in more than 5% of the shares on issue or voting rights as at the time of the offer.

Shares issued under the ESOP rank equally with other fully paid ordinary shares. There are no voting rights or dividend rights attaching to the shares until they are fully vested. The ESOP complies with current Australian Tax legislation, enabling permanent employees to have up to $1,000 of free shares, in respect of an employee share scheme, excluded from their assessable income.

Amrad Key Employee Share Option Plan

The Company also has a share option plan for employees ("KESOP"), and during the financial year ended 30 June 2004 issued 525,150 (2003: 50,000) options over unissued shares under the rules of the KESOP. 15,000 of these options expired during the financial year. The exercise price was based on the share price subscribed for by participants in the Company's last capital raising. The KESOP rules include the following terms and conditions:

- The Board has absolute discretion in terms of eligibility subject to the 5% limit detailed above for the ESOP.
- The options to acquire ordinary shares will be issued for no consideration

29 Employee benefits (continued)

Amrad Key Employee Share Option Plan (continued)

- The options have a five year life subject to death, permanent disablement or termination of employment in circumstances the Board deem to involve serious misconduct
- Options may be exercised:
  - 0% prior to 12 months after issue
  - 40% after 12 months but before 2 years after issue
  - 60% after 2 years but before 3 years after issue
  - 80% after 3 years but before 4 years after issue
  - 100% 4 years or more after issue
- Each option is convertible into one ordinary share
- There are no voting rights attached to the options or the unissued ordinary shares

There were no options exercised during the financial year. Movements during the financial year are detailed in the following table.

Grant date	Exercise date	Expiry Date	Exercise Price	No of options at beginning of year	Options granted	Options lapsed	No of options at end of year
21 Oct 1998	(i)	21 Oct 2003	$1.46	216,000	-	(216,000)	-
31 Oct 1998	(i)	31 Oct 2003	$1.00	150,000	-	(150,000)	-
6 Nov 1998	(i)	6 Nov 2003	$1.53	50,000	-	(50,000)	-
31 Oct 1999	(i)	31 Oct 2004	$1.00	50,000	-	-	50,000
19 Nov 1999	(i)	19 Nov 2004	$0.98	169,000	-	-	169,000
4 Dec 2000	(i)	4 Dec 2005	$1.15	1,065,000	-	-	1,065,000
6 Aug 2001	(i)	6 Aug 2006	$1.17	350,000	-	(80,000)	270,000
14 Nov 2001	(i)	14 Nov 2006	$1.00	250,000	-	-	250,000
30 Nov 2001	(ii)	30 Nov 2006	$1.75	500,000	-	-	500,000
30 Nov 2001	(ii)	30 Nov 2006	$2.75	500,000	-	-	500,000
30 Nov 2001	(ii)	30 Nov 2006	$3.75	500,000	-	(500,000)	-
30 Nov 2001	(ii)	30 Nov 2006	$4.75	500,000	-	(500,000)	-
30 Nov 2001	(ii)	30 Nov 2006	$5.75	500,000	-	(500,000)	-
13 Dec 2001	(i)	13 Dec 2006	$1.20	850,000	-	-	850,000
23 Jan 2003	(i)	23 Jan 2008	$0.46	50,000	-	-	50,000
31 Mar 2004	(i)	31 Mar 2009	$1.15	-	525,150	(15,000)	510,150
				5,700,000	525,150	(2,011,000)	4,214,150

(i) Options are exercisable in accordance with the standard KESOP Plan Rules as outlined above.

(ii) The options with exercise prices of $3.75, $4.75 and $5.75 issued to the former Managing Director duly lapsed on 8 July 2003 following the resignation of Dr S Webb, with the balance of 1,000,000 options being retained.

Movements for the prior year are detailed in the following table.

Grant date	Exercise date	Expiry Date	Exercise price	No of options at beginning of year	Options granted	Options lapsed	No of options at end of year
7 Dec 1997	(i)	7 Dec 2002	$2.69	240,000	-	(240,000)	-
31 Dec 1997	(i)	31 Dec 2002	$1.00	100,000	-	(100,000)	-
21 Oct 1998	(i)	21 Oct 2003	$1.46	216,000	-	-	216,000
31 Oct 1998	(i)	31 Oct 2003	$1.00	150,000	-	-	150,000
6 Nov 1998	(i)	6 Nov 2003	$1.53	50,000	-	-	50,000
31 Oct 1999	(i)	31 Oct 2004	$1.00	50,000	-	-	50,000
19 Nov 1999	(i)	19 Nov 2004	$0.98	169,000	-	-	169,000
4 Dec 2000	(i)	4 Dec 2005	$1.15	1,075,000	-	(10,000)	1,065,000
6 Aug 2001	(i)	6 Aug 2006	$1.17	430,000	-	(80,000)	350,000
14 Nov 2001	(i)	14 Nov 2006	$1.00	250,000	-	-	250,000
30 Nov 2001	(ii)	30 Nov 2006	$1.75	500,000	-	-	500,000
30 Nov 2001	(ii)	30 Nov 2006	$2.75	500,000	-	-	500,000
30 Nov 2001	(ii)	30 Nov 2006	$3.75	500,000	-	-	500,000
30 Nov 2001	(ii)	30 Nov 2006	$4.75	500,000	-	-	500,000
30 Nov 2001	(ii)	30 Nov 2006	$5.75	500,000	-	-	500,000
13 Dec 2001	(i)	13 Dec 2006	$1.20	1,050,000	-	(200,000)	850,000
23 Jan 2003	(i)	23 Jan 2008	$0.46	-	50,000	-	50,000
				6,280,000	50,000	(630,000)	5,700,000

30 **Deed of Cross Guarantee**

Pursuant to Class Order 98/1418 (as amended) dated 13 August 1998, wholly owned subsidiary Amrad Operations Pty Ltd is relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports, and directors' report.

It is a condition of the Class Order that the Company and Amrad Operations Pty Ltd enter into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of Amrad Operations Pty Ltd under certain provisions of the Corporations Act 2001. If a winding up occurs, under other provisions of the Corporations Act 2001, the Company will only be liable in the event that after six months any creditor has not been paid in full. Amrad Operations Pty Ltd has also given similar guarantees in the event that the Company is wound up.

A consolidated statement of financial performance and consolidated statement of financial position, comprising the Company and Amrad Operations Pty Ltd, being the two parties to the Deed, after eliminating all transactions between the two parties to the Deed, at 30 June 2004 is set out following.

Statement of financial position	Consolidated Closed Group 2004
As at 30 June 2004	**$000**
Current assets	
Cash assets	2,303
Receivables	2,995
Other financial assets	57,658
Other	168
Total current assets	**63,124**
Non-current assets	
Receivables	286
Other financial assets	1,650
Property, plant and equipment	642
Total non-current assets	2,578
Total assets	**65,702**
Current liabilities	
Payables	1,108
Provisions	989
Other	913
Total current liabilities	**3,010**
Non-current liabilities	
Interest-bearing liabilities	34,526
Provisions	129
Total non-current liabilities	**34,655**
Total liabilities	**37,665**
Net assets	**28,037**
Equity	
Contributed equity	147,743
Accumulated losses	(119,706)
Total equity	**28,037**

30 **Deed of Cross Guarantee (continued)**

Summarised statement of financial performance and retained profits	Consolidated Closed Group 2004
For the year ended 30 June 2004	**$000**
Loss from ordinary activities before related income tax expense	(5,704)
Income tax expenses relating to ordinary activities	-
Loss from ordinary activities after related income tax expense	**(5,704)**
Retained profits at beginning of year	(114,002)
Retained profits at end of year	**(119,706)**

31 **Contingent liabilities**

Details of contingent liabilities and contingent assets where the probability of future payments / receipts is not considered remote are set out below, as well as details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed. The directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

Contingent liabilities not considered / considered remote

The Company is not aware of any contingent liabilities capable of having a material impact on the Company or the consolidated entity.

Contingent assets not considered remote

Under the terms of the leaseback of the premises to the Company, the Company will receive financial compensation in the event of any early termination of the lease by the landlord after a minimum five year term.

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

In the opinion of the directors of Amrad Corporation Limited ('the Company'):

(a) *The financial statements and notes, set out on pages 7 to 38, are in accordance with the Corporations Act 2001, including:*

(i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2004 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) *There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.*

Dated at Melbourne this 23 day of August, 2004.

Signed in accordance with a resolution of the directors.

Mr R W Moses
(Chairman)

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Independent audit report to the members of Amrad Corporation Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statements of financial position, statements of financial performance, statements of cash flows, accompanying notes to the financial statements, and the directors' declaration for Amrad Corporation Limited (the "Company") and the Consolidated Entity for the year ended 30 June 2004. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Audit opinion

In our opinion, the financial report of Amrad Corporation Limited is in accordance with:

a) the *Corporations Act 2001*, including:

   i. giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2004 and of their performance for the financial year ended on that date; and

   ii. complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

B W Szentirmay
Partner

Melbourne

23 August 2004

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

RECEIVED
2004 SEP -1 A 9:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To: The Securities and Exchange Commission
Company:
Fax: 0011 1 202 942 9624

From: Robyn Fry - Company Secretary
Fax: (+61 3) 9208 4356

Date: 26 August 2004

Pages: 25
Including cover page

This document and any following pages are intended solely for the named addressee, are confidential and may contain legally privileged information. The copying or distribution of them or any information they contain, by anyone other than the addressee, is prohibited. If you have received this document in error, please let us know by telephone, and then return it by mail to the address above. We shall refund your costs of doing so.

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

p.p.
Robyn Fry
General Counsel & Company Secretary

Doc# 105059 v1

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4089
http://www.amrad.com.au

FILE No.
82-4867

26 August 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

p.p. **Robyn Fry**
General Counsel & Company Secretary

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAO Corporation Limited	82- 4867

9|4|98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/08/2004

TIME: 09:42:05

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Full Year Accounts

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

CONCISE FINANCIAL REPORT FOR THE YEAR ENDED 30 JUNE 2004

ABN 37 006 614 375

The financial statements and other specific disclosures have been derived from the full financial report of Amrad Corporation Limited and its Controlled Entities ("consolidated entity") for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report.

The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

A copy of the consolidated entity's 2004 Annual Financial Report, including the independent audit report, is available to all shareholders, and will be sent to shareholders without charge upon request. The 2004 Annual Report can be requested by telephone (Australia: (613) 9611 5711) and by Internet at amrad.com.au

The directors present their report together with the financial report of AMRAD Corporation Limited ("the Company") and of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2004 and the auditor's report thereon.

Directors

The directors of the Company at any time during or since the end of the financial year are:

Name, qualification and independence status	Age	Experience and special responsibilities
Mr R W Moses BA, MBA Independent Non-Executive Director and Chairman from 16 October 2003	65	Non-executive director since 21 May 2002 and Chairman since 16 October 2003. Interim CEO between 8 July 2003 and 16 October 2003. Chair of Corporate Governance and Nominations Committee and member of Audit Committee from 20 June 2003 to 17 July 2003.
Dr P Smith MA Phd Executive Director	41	Chief Executive Officer from 16 October 2003.
Mr O B O'Duill B.Comm Hons Independent Non-Executive Director and Chairman up to 16 October 2003	57	Chairman from 21 May 2002 to 16 October 2003 and non-executive director since 21 May 2002.
Ms H A Cameron MBA, BSc, FTCL Independent Non-Executive Director	50	Non-executive director since 18 December 1997. Chair of Audit Committee and member of Corporate Governance and Nominations Committee.
Prof S Itescu MBBS Hons, FRACP, FACP, FACR Non-Executive Director	47	Non-executive director appointed on 17 July 2003. Appointed a member of Corporate Governance and Nominations Committee on 17 July 2003.
Mr G R Kaufman BSc, MBA Non-Executive Director	55	Non-executive director appointed on 17 July 2003. Appointed a member of Audit Committee on 17 July 2003.

Dr S N Webb was Managing Director until her resignation on 8 July 2003.

Prof J Mills was Deputy Chairman and Non-Executive Director until his retirement on 15 October 2003.

Directors' meetings

The number of directors' meetings (including meetings of committees of directors) and number of meetings attended by each of the directors of the Company during the financial year are:

	Board Meetings		Audit Committee Meetings		Corporate Governance & Nominations Committee Meetings	
	Attended	Held (i)	Attended	Held (i)	Attended	Held (i)
Mr O B O'Duill	17	17	-	-	-	-
Dr P Smith (appointed 16 October 2003)	11	13	-	-	-	-
Ms H A Cameron	13	17	4	4	1	1
Mr R W Moses (ii)	16	17	-	-	1	1
Mr G R Kaufman	17	17	4	4	-	-
Prof S Itescu	16	17	-	-	1	1
Prof J Mills	6	6	1	1	-	-

(i) Represents the number of meetings held during the time that the director held office.

(ii) Mr R W Moses was appointed a member of the Audit Committee on 20 June 2003 and resigned on 17 July 2003 following the appointment to the Audit Committee of Mr G R Kaufman.

Throughout the financial year Ms H A Cameron was Chair of the Board Audit Compliance and Risk Management Committee (referred to throughout this financial report as the Audit Committee) the role of which is to give the Board of Directors assurance regarding the quality and reliability of financial information prepared for use by the Board in determining policies or for inclusion in the financial report. Mr G R Kaufman was appointed a member of this committee on 17 July 2003.

Throughout the financial year Mr R W Moses was Chair of the Corporate Governance and Nominations Committee, the role of which is to review and provide advice to the Board of Directors on corporate governance matters and to review the mix of skills of the Board of Directors and conduct the process of searching for new directors. Prof S Itescu was appointed a member of this committee on 17 July 2003.

Principal activities

The principal activity of the consolidated entity during the course of the financial year was the development and commercialisation of pharmaceutical programs and projects. The business encompasses the conduct of pharmaceutical research, development, intellectual property protection and commercialisation with the aim of discovering and developing human pharmaceutical products for sale in world markets.

Review and results of operations

On 8 July 2003, Managing Director Dr Sandra Webb resigned. In accordance with the terms and conditions of her employment contract, a non-recurring total expense of $918,186 has been brought to account in the financial year ended 30 June 2004 in accordance with Australian Accounting Standard AASB 1028 "Employee Benefits" in respect of termination and performance related payments and forgiveness by the Company of a loan of $60,600. 1,500,000 options issued to Dr Webb were duly cancelled in accordance with the terms and conditions of their issue.

Once-off costs of $877,748 have been brought to account in the financial year in respect of the spin-out and demerger of Amrad's anti-infectives business.

Total expenditure on research and development was reduced from $15.7 million in 2003 to $13.0 million in 2004 following the further rationalisation of the R&D Portfolio during the financial year. The Company has continued its focus to advance the scientific research faster and more effectively on a smaller number of key projects.

On 17 July 2003, Professor Silviu Itescu and Mr Graeme Kaufman were appointed to the Board of Directors and on 16 October 2003, Dr Pete Smith was appointed as Chief Executive Officer and Director. Also on 16 October 2003, Chairman Mr Olaf O'Duill stepped down as Chairman and Mr Bob Moses was duly appointed as Chairman. On 15 October 2003 Professor John Mills retired.

The exclusive licence agreements with major global pharmaceutical companies Serono and Merck, Sharp and Dohme (Australia) Pty Ltd ("Merck") entered into during the previous financial year delivered milestone revenues for the 2004 year of AUD$8.1m. Whilst the 4 June 2004 announcement by Serono of its decision to terminate the development and commercialisation of Emfilermin based on insufficiently positive clinical trial results was a disappointment the Merck project has made significant progress during the 2004 year.

As alluded to at the Company's Annual General Meeting and announced on 21 June 2004, the spin-out of Amrad's anti-infectives drug portfolio into a new corporate entity is currently in progress. The spin-out contemplates the demerger of Avexa Limited ("Avexa"), which was a newly incorporated company wholly owned by Amrad Corporation Limited at the end of the reporting period. Subject to the requisite approvals, it is planned to list Avexa on the Australian Stock Exchange with a market capitalisation of $24 million. The demerging of Amrad's two different businesses is expected to allow Amrad to strategically focus on its core biologicals products whilst providing Avexa with the resources required to vigorously pursue its anti-infectives programs. Avexa commenced operations as a stand alone entity in its own right effective from 1 July 2004 and it is hoped to conclude the spin-out process by the end of September 2004.

Drug development

The advanced portion of Amrad's portfolio comprises five compounds at various stages of preclinical and clinical development.

Project: IL-13R alpha 1 Antibody – A NEW APPROACH TO TREATING ASTHMA

The IL-13Rα1 project is currently partnered with Merck and Amrad is working with Merck to develop candidate therapeutic monoclonal antibodies. Merck is responsible for all clinical development and marketing.

In a deal worth potentially US$112 million plus royalties, Amrad received US$5 million on signing the agreement with Merck in June 2003 and two US$3 million milestone payments, one in November 2003 and the second in March 2004, bringing the total received to date to US$11 million.

Amrad's IL-13Rα1 project is in late stage discovery phase. IL-13Rα1 has been validated as a therapeutic target in asthma. Therapeutic monoclonal antibodies have been generated and are currently being optimised.

Project: GM-CSFR antibody – ATTACKING RHEUMATOID ARTHRITIS

Amrad's partner for the GM-CSF receptor antibody project is the UK biotechnology company, Cambridge Antibody Technology ("CAT"). The project is partnered on a 50/50 cost share basis. Under the terms of the collaboration Amrad and CAT intend to co-develop a GM-CSF receptor antibody until the end of Phase II clinical trials.

Excellent progress has been made with the generation and selection of lead antibodies. Analysis in appropriate preclinical models of Rheumatoid Arthritis has been initiated.

Project: VEGF-B antagonists – STARVING CANCER CELLS

Amrad is currently working with its research collaborators to identify and validate a lead antibody candidate. Amrad's commercial strategy is to continue to develop VEGF-B antagonists internally, adding value to the project before seeking a potential partner for the project. Amrad and the Ludwig Institute for Cancer Research have a cross-licensing agreement for their respective VEGF-B patents and share any commercial benefits received by either party.

VEGF-B antibodies are currently being validated as potential therapeutic agents in animal models of cancer.

Project: VEGF-B gene and protein therapies – REPAIRING DAMAGED HEARTS

Until mid 2003 the VEGF-B gene therapy was partnered with GenCell (formerly part of Aventis) and the protein therapy was partnered with Edwards Life Sciences (formerly part of Baxter). Both of these projects completed animal studies with these partners. As Amrad has no formal expertise in the area of gene and protein angiogenic therapies, Amrad will seek to partner these projects with a company that specialises in these areas.

Initial preclinical efficacy studies of the VEGF-B gene and protein in models of peripheral and coronary artery disease have been completed.

Project: Suppressors of cytokine signalling ("SOCS") – AMRAD BUILDING A THERAPEUTIC PLATFORM

In order to exploit the accrued scientific expertise and validation of key SOCS targets, Amrad envisages a collaborative relationship with a partner possessing complementary skills in high throughput screening and downstream lead optimisation, with the aim of identifying small molecular regulators of the SOCS proteins. While Amrad has experience in lead optimisation, the Company hopes to focus primarily on target validation for additional SOCS family members and subsequent development of molecular and cell-based high throughput assays for use in drug discovery.

The aim of Amrad's SOCS research program is to understand the function and biological importance of the SOCS family of proteins in order to identify potential therapeutic applications of SOCS modulators. In particular, gene knockout studies have been performed in mice to validate the SOCS targets.

Drug discovery activities to date have included high throughput screen design and subsequent screening of natural product and defined chemical libraries. A number of active compounds identified using these screens are currently being reviewed for possible progression. Cell-based screening strategies for SOCS protein antagonists have also been developed.

Dividends

The directors do not recommend a dividend be paid or declared by the Company for the year. Since the end of the previous financial year no dividend has been paid.

Significant changes in the state of affairs

In the previous year on 27 June 2003, the divestment of the consolidated entity's investment in land and buildings was settled for proceeds of $47,500,000 of which $41,500,000 was received prior to the end of the 2003 financial year. The first $3,000,000 of the $6,000,000 balance receivable was duly received on 27 June 2004 leaving the final $3,000,000 consideration receivable on 27 June 2005.

During the financial year the Company commenced an on market share buy back. Under the requirements of such a scheme the Company is only allowed to acquire and cancel up to 10% of its own shares in a 12 month period. From commencement of the buy back on 5 April 2004 to the end of the financial year, 2,142,486 shares were acquired and subsequently cancelled at a cost of $1,685,508, thereby reducing the share capital on issue at the end of the financial year to 128,500,000 shares and $147,743,427. There have been no further shares bought back since the reporting date and up to the date of this report.

There were 525,150 (2003: 50,000) options issued during the year to acquire ordinary shares with an exercise price of $1.15 and an expiry date of 31 March 2009. 2,011,000 (2003: 630,000) options with various exercise prices and expiry dates were cancelled during the financial year. A further 441,000 options with exercise prices between $1.15 and $1.20 have been cancelled since the reporting date and up to the date of this report.

Environmental regulation

The consolidated entity's operations are not subject to any significant environmental regulations under either Commonwealth or State legislation. The directors believe that the consolidated entity has adequate systems in place for the management of its environmental requirements and is not aware of any breach of those environmental requirements as they apply to the consolidated entity.

Events subsequent to reporting date

As announced to the ASX on 31 May 2004, Amrad progressed the spin-out of its anti-infectives drug portfolio by establishing the new corporate entity, Avexa Limited during the financial year. The spin-out reflects the separation of Amrad's biologicals and anti-infectives research portfolios into two separate businesses in accordance with the strategy announced at the Company's Annual General Meeting in October 2003. Subsequent to year end, a Master Transfer Agreement was signed on 1 July 2004 transferring the anti-infectives business to Avexa for $12 million and on 13 July 2004, Amrad subscribed $12 million in cash to hold a total investment in Avexa of $24 million. Also on 1 July 2004 Amrad transferred its anti-infectives employees and their entitlements to Avexa.

On 5 July 2004 ASX approval to the spin-out was received and on Monday 12 July 2004, the final Information Memorandum for the demerger of 80.01% of Amrad's investment to its shareholders was lodged with both the ASX and ASIC. A court hearing was held on 27 July 2004 to approve the Information Memorandum and convene the Scheme Meeting of shareholders required to finalise the spin-out. The Scheme Meeting of shareholders is to be held on Tuesday, 31 August 2004 and if approved by shareholders and at a subsequent Court hearing, then the scheme becomes effective on or around 7 September 2004. It is anticipated that the approved scheme would result in Avexa Limited being an independent, stand alone entity listed on the ASX prior to the end of September 2004. Upon the scheme being effective, the impact on the financial position of the Amrad Group will be a reduction in cash of $12 million and recognition of an investment in the demerged entity of $4.8 million, resulting in a reduction in Amrad Group net assets of $7.2 million.

Other than as referred to above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Likely developments

Information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

Directors' and senior executives' remuneration

The Corporate Governance and Nominations Committee is responsible for making recommendations to the Board on remuneration policies and packages applicable to directors and senior executives of the Company. The broad remuneration policy is to ensure the remuneration package appropriately reflects the person's duties and responsibilities, and that remuneration levels are competitive in attracting, retaining and motivating people who possess the requisite level of skill and experience.

Key employees may receive incentive payments and share options based on the achievement of specific goals related to the performance of the consolidated entity as determined by the directors. The ability to exercise share options is conditional upon the achievement of certain performance hurdles. Non-executive directors do not receive performance related remuneration.

Details of the nature and amount of each major element of the remuneration of each director of the Company and each of the named officers of the Company and the consolidated entity receiving the highest remuneration for the period that the director or officer held that position during the year are shown in the following table.

	Base Remuneration (salary and fees)	Non-cash benefits	Superannuation Contributions	Bonuses / Incentives	Shares and Options issued	Termination and Retirement benefits	Total remuneration
	$	$	$	$	$	$	$
Directors							
Non-executive							
Mr R W Moses (ii)	51,760	-	15,510	-	13,952	-	81,222
Mr O B O'Duill	60,000	-	6,000	-	6,667	-	72,667
Prof J Mills (iii)	15,516	-	1,710	-	3,484	166,036	186,746
Ms H A Cameron	58,000	-	5,670	-	5,000	-	68,670
Prof S Itescu	41,236	-	3,711	-	9,570	-	54,517
Mr G R Kaufman	44,926	-	4,043	-	7,802	-	56,771
Executive							
Dr P Smith (iii)	223,019	-	26,468	-	-	-	249,487
Dr S N Webb (iii)	7,210	60,600	5,868	67,725	89,467	749,156	980,026
Mr R W Moses (ii)	89,000	-	-	-	-	-	89,000
Executive Officers (excluding directors)							
The Company (i)							
Current							
Ms R M Fry	143,453	18,096	42,979	37,754	28,477	-	270,759
Mr A M Boyd	138,786	6,337	33,814	10,452	-	-	189,389
Consolidated							
Current							
Dr J A V Coates	173,888	19,170	12,000	77,266	16,883	-	299,207
Ms R M Fry	143,453	18,096	42,979	37,754	28,477	-	270,759
Dr P L C Keep	126,567	18,504	36,754	68,771	15,684	-	266,280
Dr A Nash	140,208	23,031	12,846	66,587	16,483	-	259,155
Dr D E Crump	125,548	26,780	24,223	56,325	15,684	-	248,560
Dr S W Cox	124,079	22,659	11,001	59,669	15,684	-	233,092
Mr A M Boyd	138,786	6,337	33,814	10,452	-	-	189,389
Dr J J Chick	109,613	24,528	10,814	10,000	7,946	-	162,901

(i) The Company only employed these two persons during the financial year in an executive officer capacity.

(ii) Following the resignation on 8 July 2003 of Dr Webb, Mr Moses was appointed as Interim CEO until the appointment of Dr Smith as CEO. Remuneration for the period while Mr Moses was Interim CEO has been reflected under the Executive heading and the remainder of his remuneration for the year has been reflected as Non-executive director remuneration.

(iii) Prof Mills resigned on 15 October 2003. Dr Webb resigned on 8 July 2003 and Dr Smith was appointed on 16 October 2003.

In the above table, the fair value of the options granted to executive directors and officers has been calculated based on the value at the date of grant using a valuation model that takes into account the performance hurdles and vesting period related to those options. The value as disclosed is the portion of the fair value of the options allocated to this reporting period.

The value of shares and options granted to non-executive directors represents amounts set aside by way of salary sacrifice under the Non-Executive Directors Share Plan (the Plan) to acquire ordinary shares in the Company. Under the terms of the Plan, shares are purchased on market using the funds progressively salary sacrificed and are issued to the non-executive director within four to six weeks after the release of the announcement of the Company's half-yearly financial results, 15 May each year, the announcement of the Company's annual results and the Company's Annual General Meeting. The value of shares acquired by non-executive directors represents the purchase price of the shares acquired. Shares acquired under the Plan have full dividend and voting rights but are restricted in their disposal until the earliest of the fifth anniversary of their purchase, the holder ceasing to be a director of the Company or the occurrence of a change in control of the Company.

Options granted to directors and senior executives

There were no options over unissued ordinary shares granted during or since the end of the financial year to directors or senior executives of the Company as part of their remuneration.

Unissued shares under option

525,150 options having an exercise price of $1.15 were granted on 31 March 2004 pursuant to the Key Employee Share Option Plan to employees other than executive officers of the Company or consolidated entity. The expiry date for these options is 31 March 2009. All options expire on the earlier of their expiry date or termination of the employee's employment. 441,000 options on issue at reporting date have been cancelled subsequent to reporting date and up to the date of this report.

At the date of this report unissued ordinary shares of the Company under option were:

Number of Options	Exercise Price	Expiry date
50,000	$1.00	31 Oct 2004
169,000	$0.98	19 Nov 2004
970,000	$1.15	4 Dec 2005
220,000	$1.17	6 Aug 2006
250,000	$1.00	14 Nov 2006
500,000	$1.75	30 Nov 2006
500,000	$2.75	30 Nov 2006
650,000	$1.20	13 Dec 2006
50,000	$0.46	23 Jan 2008
414,150	$1.00	31 March 2009
3,773,150		

Options granted to the executive officers are subject to specified performance criteria in accordance with the Company's Key Employee Share Option Plan. Subject to the Plan Rules, options granted expire upon cessation of the employee's employment or the expiry date, whichever is the sooner. During the financial year, 2,011,000 (2003: 630,000) options were either cancelled or expired due to cessation of employment.

These options do not entitle the holder to participate in any share issue of the Company or any other body corporate.

Shares issued on exercise of options

During or since the end of the financial year the Company did not issue any shares as a result of the exercise of options.

Directors' interests

The relevant interest of each director in the share capital of the Company, as notified by the Company to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001, as at the date of this report is as shown following.

Shares acquired under the Plan as disclosed in the following table have full dividend and voting rights but are restricted in their disposal until the earliest of the fifth anniversary of their purchase, the holder ceasing to be a director of the Company or the occurrence of a change in control of the Company as defined.

	The Company	
	Ordinary Shares	Ordinary shares acquired under the Plan
	Number	Number
Mr R W Moses	230,800	20,212
Dr P Smith (i)	113,900	-
Mr O B O'Duill	80,000	26,015
Ms H A Cameron	34,500	19,447
Prof S Itescu	-	9,363
Mr G R Kaufman	52,000	6,959

(i) A resolution to approve the issue of 600,000 and 400,000 options to Dr Smith will be put to shareholders at the Company's 2004 Annual General Meeting. The 600,000 options will have an exercise price of $1.15 and be exercisable 200,000 on or within three years of the each of the first, second and third anniversaries respectively of the commencement of employment of Dr Smith. The 400,000 options vest immediately upon issue, have a five year life and an exercise price 10% above the Volume Weighted Average Price of Amrad Corporation Limited shares in the five days of trading prior to issue.

The Plan is only applicable to non-executive directors. There are no options on issue to non-executive directors.

Indemnification and insurance of officers

Indemnification

The Company has agreed to indemnify the following current directors of the Company, Mr R W Moses, Dr P Smith, Mr O B O'Duill, Ms H A Cameron, Prof S Itescu and Mr G R Kaufman against liability arising as a result of a director acting as a director or other officer of the Company.

The indemnity includes a right to require the Company to maintain directors and officers insurance that extends to former directors. The indemnity provided by the Company is an unlimited and continuing indemnity irrespective of whether a director ceases to hold any position in the Company.

Insurance Premiums

Since the end of the financial year, the Company has paid an insurance premium of $165,113 (2003: $255,300) plus a further $16,650 specifically in respect of the Avexa Information Memorandum for Directors' and Officers' Liability insurance, for current and former directors and officers including executive officers of the Company and directors and officers of the Company's controlled entities.

The Directors' and Officers' Liability insurance policy covers the directors and officers of the Company and its controlled entities against loss arising from any claims made against them during the period of insurance (including company reimbursement) by reason of any wrongful act committed or alleged to have been committed by them in their capacity as directors or officers of the Company or its controlled entities and reported to the insurers during the policy period or if exercised, the extended reporting period.

Rounding off

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Dated at Melbourne this 23 day of August, 2004.

This report is made with a resolution of the directors.

Mr R W Moses
(Chairman)

Mr R W Moses
(Chairman)

For the financial year ended 30 June 2004, Amrad generated a consolidated loss attributable to members of $3.5 million compared to last year's profit before sale of investment in land and buildings of $1.2 million.

Total revenue for the year from operating activities was $16.4 million compared to last year's figure of $25.4 million excluding the proceeds from the sale of investment in land and buildings. Two milestone payments were received in respect of the collaborative arrangement with Merck, Sharp & Dohme (Australia) Pty Ltd entered into during the 2003 financial year however no milestone payments have been brought to account in respect of the Emfilermin licence agreement signed in 2003 with Serono.

With regard to other revenues, the previous financial year included $2.5 million of Pharmaceutical Industry Investment Program (PIIP) revenue relating to prior year activity and compared to which only $0.4 million has been brought to account in 2004. Investment property rental revenues of $3.4 million in the 2003 financial year ceased upon the sale of the investment property on 27 June 2003. Investment revenues from funds under management increased in absolute and percentage terms as a result of the investment of proceeds of sale of the land and buildings and the introduction of new fund managers.

The financial result for the year was adversely affected by two material and non-recurring expenses:

(i) contracted termination expenses of $918,186 in respect of Amrad's former Managing Director who resigned on 8 July 2003; and

(ii) costs of $877,748 associated with the demerger of Amrad's anti-viral business which was transferred to Avexa Limited on 1 July 2004.

Total expenditure on research and development was reduced from $15.7 million in 2003 to $13.0 million in 2004 (Note 3(a)) following the further rationalisation of the R&D Portfolio during the financial year.

At 30 June 2003 Amrad's available total cash and financial assets stood at $60.0 million after allowing for the settlement of once off costs incurred during the sale of the investment in land and buildings. The Company preserved its cash and cash equivalent holdings for the year, reporting an aggregate figure of $60.0 million at 30 June 2004 despite having expended $1.7 million buying back and cancelling 2,142,486 or 1.6% of the Company's issued share capital.

There is a further $3.0 million receivable from the prior year sale of the investment in land and buildings which becomes due and payable on 27 June 2005.

The movement in issued capital during the financial year reflects the share buy back program which commenced in April 2004.

No dividends have been paid or proposed in respect of the financial year ended 30 June 2004.

STATEMENTS OF FINANCIAL PERFORMANCE- CONCISE FINANCIAL REPORT
for the year ended 30 June 2004

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

	Note	Consolidated 2004	2003
		$'000	$'000
Licence fee and royalty revenue		9,764	15,407
Other revenues:			
- from sale of investment in land and buildings	3(b)	-	47,000
- from ordinary activities		6,682	10,033
Total revenue from ordinary activities		16,446	72,440
Raw materials and consumables used		(459)	(693)
Employee expenses:			
- Termination expenses in respect of former Managing Director		(918)	-
- All other employee expenses		(5,707)	(6,421)
Depreciation and amortisation expenses		(692)	(1,855)
Carrying value of plant and equipment sold		-	(18)
Borrowing costs		-	(1,274)
Contract research and development costs	3(a)	(4,959)	(6,609)
Carrying value of land and buildings sold plus associated costs	3(b)	-	(40,794)
Demerger costs		(878)	-
Other expenses from ordinary activities		(6,356)	(6,876)
Profit / (loss) from ordinary activities before related income tax expense		(3,523)	7,900
Income tax expense relating to ordinary activities		-	(512)
Net profit / (loss)		(3,523)	7,388
Net profit attributable to outside equity interests		-	-
Total changes in equity from non-owner related transactions attributable to members of the parent entity	6	(3,523)	7,388
Basic earnings per share (ordinary shares)		(2.4)	5.6
Diluted earnings per share (ordinary shares)		(2.4)	5.6

The statement of financial performance is to be read in conjunction with the discussion and analysis on page 9 and the notes to the financial statements set out on pages 13 to 17.

FILE No. 82-4867

STATEMENTS OF FINANCIAL POSITION- CONCISE FINANCIAL REPORT
as at 30 June 2004

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

	Note	CONSOLIDATED 2004 $'000	2003 $'000
Current assets			
Cash assets		2,303	34,333
Receivables		5,579	6,461
Other financial assets		57,658	30,483
Other		168	93
Total current assets		65,708	71,370
Non current assets			
Receivables		286	5,344
Investment property		-	-
Property, plant and equipment		1,368	1,861
Deferred tax assets		-	-
Total non current assets		1,654	7,205
Total assets		67,362	78,575
Current liabilities			
Payables		1,164	7,079
Provisions		989	1,350
Other		913	637
Total current liabilities		3,066	9,066
Non current liabilities			
Provisions		129	133
Total non current liabilities		129	133
Total liabilities		3,195	9,199
Net assets		64,167	69,376
Equity			
Contributed equity		147,743	149,429
Accumulated losses	5	(83,576)	(80,053)
Total equity	6	64,167	69,376

The statement of financial position is to be read in conjunction with the discussion and analysis on page 9 and the notes to the *financial statements set out on pages 13 to 17.*

FILE No. 82-4867

STATEMENTS OF CASH FLOWS- CONCISE FINANCIAL REPORT
for the year ended 30 June 2004

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

	CONSOLIDATED	
	2004	2003
	$'000	$'000
Cash flows from operating activities		
Cash receipts in the course of operations	12,975	22,338
Cash payments in the course of operations	(25,938)	(18,666)
Interest received	597	2,370
Borrowing costs paid	-	(1,274)
Income taxes paid	-	(187)
Net cash provided by / (used in) operating activities	(12,366)	4,581
Cash flows from investing activities		
Payment for property, plant & equipment	(203)	(475)
Proceeds from sale of plant & equipment	2	16
Proceeds from prior year sale of investment in land and buildings	3,000	41,453
Net proceeds from a prior year sale of businesses and a controlled entity, net of cash balances of disposed entity	2,272	2,984
Net cash provided by / (used in) investing activities	5,071	43,978
Cash flows from financing activities		
Net cash transferred (to) / from funds under management	(23,900)	3,434
Net cash outlay on share buy back	(1,685)	-
Release / (Securitisation) of term deposit	850	(850)
Repayment of interest bearing liabilities	-	(18,381)
Net cash provided by / (used in) financing activities	(24,735)	(15,797)
Net increase / (decrease) in cash held	(32,030)	32,762
Cash at the beginning of the financial year	34,333	1,571
Cash at the end of the financial year	2,303	34,333

The statement of cash flows is to be read in conjunction with the discussion and analysis on page 9 and the notes to the financial statements set out on pages 13 to 17.

1 Basis of preparation of concise financial report

The concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 '*Concise Financial Reports*' and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The concise financial report has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as set out in Note 2, are consistent with those of the previous year. A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

2 Change in accounting policy

There has been no changes in accounting policy during the financial year nor has there been any reclassification of comparative figures.

3 Profit from ordinary activities before income tax expense

Individually significant expenditure and revenue included in profit from ordinary activities before income tax;

(a) Research and development (R&D) expenditure

	2004	2003
	$'000	$'000
Contract research and development expenditure	**4,959**	6,609
Direct research and development expenditure	**8,025**	9,096
Total R&D expenditure for the year	**12,984**	15,705

(b) Sale of investment in land and buildings

On 27 June 2003 the consolidated entity settled the sale of its investment in land and buildings for total consideration at present value of $47,000,000 and recorded a consolidated profit on disposal after tax of $6,206,060 in the 2003 financial year.

Revenue comprises:		
Cash at settlement	-	41,500
Deferred cash due and receivable on 27 June 2004	-	3,000
Deferred cash due and receivable on 27 June 2005	-	3,000
Discount on deferred consideration	-	(500)
Total revenue	-	47,000

3 Profit from ordinary activities before income tax expense (continued)

(b) Sale of investment in land and buildings (continued)

	2004 $'000	2003 $'000
Profit on sale comprises:		
Consideration	-	47,000
Costs of sale	-	(2,238)
Written down values of land and buildings sold	-	(38,243)
Assets written down to recoverable amount	-	(313)
Profit on sale before income taxes	-	6,206
Income tax effect at 30%	-	(1,862)
Utilisation of brought forward income tax losses not previously brought to account	-	1,862
Profit after related income tax expense	-	6,206

4 Segment reporting

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business segments

During the reporting period, the consolidated entity comprised the following main business segments, based on the consolidated entity's management reporting system:

Core business – commercialisation of R&D	Research, development and commercialisation activities
Corporate	Administration, management services, investments of funds and operational infrastructure

The Property Interests segment comprising the investment property was effectively terminated with the sale on 27 June 2003 of the consolidated entity's investment property and freehold land and buildings as detailed in Note 3(b).

The Amrad virology division was transferred after the reporting period on 1 July 2004 to Avexa Limited ahead of its demerger from the Amrad Group but for the year ended 30 June 2004, remained within the research, development and commercialisation segment of the business.

Geographic segments

The consolidated entity operates predominantly in Australia. More than 90% of revenue, operating loss and segment assets relate to operations in Australia.

4 Segment reporting (continued)

Primary reporting –	Core business-Commercialisation of R&D		Property Interests		Corporate		Eliminations		Consolidated	
Business segments	**2004 $'000**	2003 $'000	**2004 $'000**	2003 $'000	**2004 $'000**	2003 $'000	**2004 $'000**	2003 $'000	**2004 $'000**	2003 $'000
Revenue										
External segment revenue	**8,264**	12,278	**-**	3,373	**8,182**	9,789	**-**	-	**16,446**	25,440
Proceeds on sale of investment in land and buildings	**-**	-	**-**	17,255	**-**	29,745	**-**	-	**-**	47,000
Inter-segment revenue	**-**	-	**-**	-	**9,761**	10,246	**(9,761)**	(10,246)	**-**	-
Total segment revenue	**8,264**	12,278	**-**	20,628	**17,943**	49,780	**(9,761)**	(10,246)	**16,446**	72,440
Result										
Segment result	**(4,900)**	(4,071)	**-**	814	**1,377**	4,951	**-**	-	**(3,523)**	1,694
Profit / (loss) on sale of investment in land and buildings	**-**	-	**-**	(7,726)	**-**	13,932	**-**	-	**-**	6,206
Profit / (loss) from ordinary activities before income tax									**(3,523)**	7,900
Income Tax Expense									**-**	(512)
Profit / (loss) after income tax									**(3,523)**	7,388
Depreciation and amortisation	**13**	16	**-**	610	**679**	1,229	**-**	-	**692**	1,855
(Decrease) / Increase in employee and other provisions	**411**	618	**-**	-	**437**	386	**-**	-	**848**	1,004
Forgiveness of debt	**-**	-	**-**	-	**61**	20	**-**	-	**61**	20
Assets										
Total segment assets (i)	**501**	593	**-**	253	**66,861**	77,729	**-**	-	**67,362**	78,575
Liabilities										
Total segment liabilities (i)	**1,093**	5,068	**-**	-	**2,102**	4,131	**-**	-	**3,195**	9,199
Acquisitions of non-current assets	**-**	-	**-**	-	**203**	475	**-**	-	**203**	475

(i) **There are no unallocated assets or liabilities at reporting date.**

		CONSOLIDATED	
		2004	2003
		$'000	$'000
5	**Accumulated losses**		
	Accumulated losses at the beginning of the financial year	(80,053)	(87,441)
	Net profit / (loss) attributable to members of the parent entity	(3,523)	7,388
	Accumulated losses at the end of the financial year	**(83,576)**	(80,053)
6	**Total equity reconciliation**		
	Total equity at the beginning of the year	69,376	61,988
	Total changes in parent entity interest in equity recognised in statement of financial performance	(3,523)	7,388
	Transaction with owners as owners:		
	Share buy back	(1,686)	-
	Total equity at the end of the financial year	**64,167**	69,376

7 **Dividends**

No dividends were paid or proposed in the current or prior financial years.

8 **Events subsequent to reporting date**

As announced to the ASX on 31 May 2004, Amrad progressed the spin-out of its anti-infectives drug portfolio by establishing the new corporate entity, Avexa Limited ("Avexa") during the financial year. The spin-out reflects the separation of Amrad's biologicals and anti-infectives research portfolios into two separate businesses in accordance with the strategy announced at the Company's Annual General Meeting in October 2003. Subsequent to year end, a Master Transfer Agreement was signed on 1 July 2004 transferring the anti-infectives business to Avexa for $12 million and on 13 July 2004, Amrad subscribed $12 million in cash to hold a total investment in Avexa of $24 million. Also on 1 July 2004 Amrad transferred its anti-infectives employees and their entitlements to Avexa.

On 5 July 2004 ASX approval to the spin-out was received and on Monday 12 July 2004, the final Information Memorandum for the demerger of 80.01% of Amrad's investment to its shareholders was lodged with both the ASX and ASIC. A court hearing was held on 27 July 2004 to approve the Information Memorandum and convene the Scheme Meeting of shareholders required to finalise the spin-out. The Scheme Meeting of shareholders is to be held on Tuesday, 31 August 2004 and if approved by 75% of voting shareholders and at a subsequent Court hearing, then the scheme becomes effective on or around 7 September 2004. It is anticipated that the approved scheme would result in Avexa Limited being an independent, stand alone entity listed on the ASX prior to the end of September 2004.

Upon the scheme being effective, the impact on the financial position of the Amrad Group will be a reduction in cash of $12 million and recognition of an investment in the demerged entity of $4.8 million, resulting in a reduction in Amrad Group net assets of $7.2 million.

441,000 options to acquire ordinary shares with exercise prices between $1.15 and $1.20 have been cancelled since reporting date and up to the date of this financial report.

For reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with International Financial Reporting Standards ("IFRS") as issued by the Australian Accounting Standards Board. This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements ("Australian GAAP"). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the consolidated entity's financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The consolidated entity has not quantified the effects of the differences discussed below. Accordingly, there can be no assurances that the consolidated financial performance and financial position as disclosed in this financial report would not be significantly different if determined in accordance with IFRS.

8 Events subsequent to balance date (continued)

Regulatory bodies that promulgate Australian GAAP and IFRS have different ongoing projects that could affect the differences between Australian GAAP and IFRS described below and the impact of these differences relative to the consolidated entity's financial reports in the future. The potential impacts on the consolidated entity's financial performance and financial position of the adoption of IFRS have not been quantified as at the transition date of 1 July 2004 due to the short timeframe between finalisation of Australian equivalents of the IFRS standards and the date of preparing this report. The impact on future years will depend upon the particular circumstances prevailing in those years.

The key potential implications of the conversion to IFRS on the consolidated entity identified to date are as follows:

- the fair value of equity-based compensation to employees in the form of shares and options will be recognised in the statements of financial performance as expenses in the periods during which the employee provides related services;
- annual asset impairment testing determined on a discounted basis will be required to reflect consideration of impairment indicators such as decline in market values, adverse changes in technology etc. which may impact the carrying value of non-current assets;
- the calculation of the market value of funds under management may differ under IFRS; and
- the timing of revenue recognition may differ under IFRS.

Opening 1 July 2004 balance sheet adjustments will be recorded against retained earnings other than in limited circumstances.

A formal project has been established to achieve transition to IFRS reporting, beginning with the half-year ended 31 December 2005. Progress against each of the three project phases of assessment and planning, design, and implementation is reported to the Board Audit Compliance and Risk Management Committee, and the Company considers the assessment and planning and design phases to be substantially complete as at 30 June 2004.

Other than as referred to above, there has not arisen since the end of the financial year, any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

9 Contingent liabilities and contingent assets

Details of contingent liabilities and contingent assets where the probability of future payments / receipts is not considered remote are set out below, as well as details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed. The directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

Contingent liabilities not considered / considered remote

The Company is not aware of any contingent liabilities capable of having a material impact on the Company or the consolidated entity.

Contingent assets not considered remote

Under the terms of the property rental agreement, the Company will receive financial compensation in the event of any early termination of the lease by the landlord after a minimum five year term.

In the opinion of the directors of AMRAD Corporation Limited, the accompanying concise financial report of the consolidated entity, comprising AMRAD Corporation Limited and its controlled entities for the year ended 30 June 2004, set out on pages 9 to 17:

(a) has been derived from or is consistent with the full financial report for the financial year; and

(b) complies with Accounting Standard AASB 1039 'Concise Financial Reports'.

Dated at Melbourne this 23 day of August, 2004.

Signed in accordance with a resolution of the directors:

Mr R W Moses
Chairman

Scope

INDEPENDENT AUDIT REPORT ON CONCISE FINANCIAL REPORT TO THE MEMBERS OF AMRAD CORPORATION LIMITED

Scope

The financial report and directors' responsibility

The concise financial report comprises the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 9 and the accompanying discussion and analysis on the statement of financial performance, statement of financial position, and statement of cash flows set out on pages 9 to 17 for Amrad Corporation Limited (the "Company") and its controlled entities (the "Consolidated Entity") for the year ended 30 June 2004.

The directors of the Company are responsible for the preparation of the concise financial report in accordance with Australian Accounting Standard AASB 1039 "Concise Financial Reports". This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit approach

We conducted an independent audit in order to express an opinion to members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by such factors as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore an audit cannot guarantee that all material misstatements have been detected. We have also performed an independent audit of the full financial report of the Company and its controlled entities for the year ended 30 June 2004. Our audit report on the full financial report was signed on 23 August 2004, and was not subject to any qualification.

We performed procedures in respect of the audit of the concise financial report to assess whether, in all material respects, the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039 "Concise Financial Reports".

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures, which were not directly derived from the full financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

INDEPENDENT AUDIT REPORT ON CONCISE FINANCIAL REPORT TO THE MEMBERS OF AMRAD CORPORATION LIMITED

Audit Opinion

In our opinion, the concise financial report of AMRAD Corporation Limited and its controlled entities for the year ended 30 June 2004 complies with Australian Accounting Standard AASB 1039 "Concise Financial Reports".

KPMG

KPMG

B W Szentirmay
Partner

Melbourne, Victoria

23 August 2004

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